UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: June 30, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File No. 001-39256

RESEARCH SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Nevada	**11-3797644**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Address not applicable[1]	**N/A**
(Address of principal executive offices)	(Zip Code)

(310) 477-0354
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each Exchange on which registered
Common stock, $0.001 par value	RSSS	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $44,570,844 based on the closing price of $1.92 per share as reported on the Nasdaq as of that date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Title of Class	**Number of Shares Outstanding on September 8, 2023**
Common Stock, $0.001 par value	29,596,086

[1] In November 2019, we became a fully remote company. Accordingly, we do not currently have principal executive offices.

TABLE OF CONTENTS

Cautionary Notice Regarding Forward-Looking Statements

Unless otherwise indicated, (i) the terms "Research Solutions," "we," "us" and "our" refer to Research Solutions, Inc., a Nevada corporation, and our two wholly-owned subsidiaries Reprints Desk, Inc., a Delaware corporation ("Reprints Desk"), Reprints Desk Latin America S. de R.L. de C.V, an entity organized under the laws of Mexico ("Reprints Desk Latin America"), and RESSOL LA, S. DE R.L. DE C.V., an entity organized under the laws of Mexico ("ResSol LA"), and (ii) the term "common stock" refers to the common stock, par value $0.001 per share, of Research Solutions. The financial information included herein is presented in United States dollars ("US Dollars"), the functional currency of our company. Although the majority of our revenue and costs are in US Dollars, the costs of Reprints Desk Latin America and ResSol LA are in Mexican Pesos.

All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning our accounting estimates; assumptions and judgments; the demand for our products; the competitive nature of and anticipated growth in our industry; and our prospective needs for additional capital. These forward-looking statements are based on our current expectations, estimates, approximations and projections about our industry and business, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," and similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under "Risk Factors" in Item 1A of this report. These forward-looking statements speak only as of the date of this report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

This Annual Report on Form 10-K also contains estimates and other information concerning our industry, including market size and customer satisfaction ratings, that we obtained from industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors.

PART I

Item 1. Business

Company Overview

Research Solutions was incorporated in the State of Nevada on November 2, 2006, and is a publicly traded holding company with three wholly owned subsidiaries as of June 30, 2023: Reprints Desk, Inc., a Delaware corporation, Reprints Desk Latin America S. de R.L. de C.V, an entity organized under the laws of Mexico, and RESSOL LA, S. DE R.L. DE C.V., an entity organized under the laws of Mexico.

We provide two service offerings to our customers: a cloud-based software-as-a-service ("SaaS") research platform ("Platforms") typically sold via annual auto-renewing license agreements and the sale of published scientific, technical, and medical ("STM") content sold as individual articles ("Transactions") either stand alone or via the Platform. When customers utilize the Platform to purchase Transactions it is packaged as a single solution that enables life science and other research-intensive organizations to accelerate their research and development activities with faster, access and management of STM articles used throughout the intellectual property development lifecycle. The Platform typically delivers a ROI to the customer via more effectively managing Transaction costs and saving researchers time during the research process.

Platforms

Our cloud-based SaaS research Platform consists of proprietary software and Internet-based interfaces sold to customers for an annual subscription fee. Legacy functionality allows customers to initiate orders, route orders for the lowest cost acquisition, manage transactions, obtain spend and usage reporting, automate authentication, and connect seamlessly to in-house and third-party software systems. Customers can also enhance the information resources they already own or license and collaborate around bibliographic information.

Additional functionality has recently been added to our Platform in the form of interactive app-like components. An alternative to manual data filtering, identification and extraction, the apps are designed to gather, augment, and extract data across a variety of formats, including bibliographic citations, tables of contents, RSS feeds, PDF files, XML feeds, and web content. We continue to develop new apps in order to build an ecosystem of apps. Together, these apps will provide researchers with an "all in one" toolkit, delivering efficiencies in core research workflows and knowledge creation processes.

Our Platform is deployed as a single, multi-tenant system across our entire customer base. Customers securely access the Platform through online web interfaces and via web service APIs that enable customers to leverage Platform features and functionality from within in-house and third-party software systems. The Platform can also be configured to satisfy a customer's individual preferences. We leverage our Platform's efficiencies in scalability, stability and development costs to fuel rapid innovation and competitive advantage.

Transactions

Our Platform provides our customers with a single source to the universe of published STM content that includes over 80 million existing STM articles and over one million newly published STM articles each year. STM content is sold to our customers on a transaction basis. Researchers and knowledge workers in life science and other research-intensive organizations generally require single copies of published STM journal articles for use in their research activities. These individuals are our primary users.

Our Platform allows customers to find and download digital versions of STM articles that are critical to their research. Customers submit orders for the articles they need which we source and electronically deliver to them generally in under an hour; in many cases under one minute. This service is generally known in the industry as single article delivery or document delivery. We also obtain the necessary permission licenses from the content publisher or other rights holder so that our customer's use complies with applicable copyright laws. We have arrangements with hundreds of content publishers that allow us to distribute their content. The majority of these publishers provide us with electronic access to their content, which allows us to electronically deliver single articles to our customers often in a matter of minutes.

Competitive Strengths

We believe that we possess the following competitive strengths:

Services and Technology

We have developed proprietary software, a sophisticated information logistics technology backbone, and Internet-based interfaces that allow customers to initiate orders for STM content, manage these transactions, obtain reporting, automate authentication, improve seamless connectivity to in-house and third-party software systems, and maximize the information resources they already own or license, as well as organize workgroups to collaborate around bibliographic information. We are focused on rapidly developing an ecosystem of new interactive app-like components for researchers that will deliver time saving efficiencies in core research workflows and knowledge creation processes. We continually enhance the performance of our existing proprietary software and systems and develop and implement new technologies that expand the available methods of discovering, obtaining and managing content.

Our services are highly configurable to meet customers' needs and provide a personalized yet turnkey solution that covers the full spectrum of customer requirements; from identifying and locating articles, to facilitating copyright compliance, maximizing information resources already owned, monitoring usage, and automating end-user authentication. Our services alleviate the need for our customers to develop internal systems or contact multiple content publishers in order to obtain the content that is critical to their research.

Experienced Management Team

Our management team has years of extensive experience satisfying customers across the information services and STM publishing and technology industries. In addition, our team has experience growing and scaling SaaS and subscription business models.

Customer Loyalty

The majority of our revenue comes from our loyal base of customers, indicative of our focus on customer satisfaction and quality. In Document Delivery Buyer Surveys conducted by industry research and advisory firm Outsell, Inc., we have ranked first overall and in every category for customer satisfaction (depth and breadth of coverage, fair pricing, and ease of doing business) and loyalty (intention to renew or continue service, and willingness to recommend the service to others). This is reflected by our gross churn rate in the low single digit range, and a net churn rate in the high single digit range, each as a percentage of revenue.

Industry Presence and Established Relationships

We have a well-established presence and a network of contacts with our customers (life science companies, academic institutions, and other research-intensive organizations), STM publishing partners, and others in the information services space. We have existing arrangements with hundreds of content publishers that allow us to distribute their content. Although we do not have exclusive relationships with these content publishers, the aggregate number of in place agreements are essential to our value proposition, market presence, and our ability to satisfy the requirements of our customers.

Promotion

We employ a segment-focused marketing approach that focuses on traditional buyers such as corporate libraries as well as new types of non-library buyers across a variety of business functions, including those within research and development. In pursuit of growth, we invest in vertical integration and channel relationships to increase the value we provide to customers, extend our promotional reach, and decrease customer acquisition costs. We anticipate growth coming from cross-selling into our existing customer base, penetrating new market verticals, and generating market demand and preference from both existing and new customers. While we place emphasis on the life science market, with a focus on pharmaceutical, biotechnology and medical device customers, we are also penetrating the following markets: academic, aerospace, automotive, electronics, chemicals and food and agriculture.

Growth Strategy

Organic Growth

We seek to grow our customer base through targeted direct and channel promotions of our Platform to potential customers. This strategy for sales and marketing is supported by inbound marketing driven by educational content, innovative technological systems, competitive pricing and best in class service. We are also positioning our sales force to be able to better serve small and medium sized businesses that we consider to be largely underserved today. We also seek to grow existing customer revenue by year over year increases, and through value-based add-ons.

In addition, we submit proposals to potential customers in response to requests for proposals, or "Request for Proposals" (RFPs). We are continually improving our operations and technology to ensure that they are capable of delivering proposed solutions and supporting future growth.

Product Development

We seek to grow revenue through product differentiation, and the development of new products that are attractive to new and existing customers. Our focus on product development leads us to continually explore options to strengthen and broaden our service offering portfolio.

Acquisitions and Combinations

From time to time, and as opportunities arise, we may explore strategic acquisitions and combinations, including the acquisition of customer lists, that bring revenue, profitability, growth potential, cross-selling opportunities and additional technology, products, services, operations and/or geographic capabilities to our company.

International Expansion

We have expanded internationally through increased sales to companies located abroad, particularly in Europe and Japan. From time to time, and as opportunities arise, we may further expand internationally through partnerships or acquisitions.

Publisher Agreements

We have arrangements with all of the major STM content publishers and most of the smaller STM publishers that allow us to distribute their content, and we regularly advance new business opportunities such as rentals through amendments to existing agreements. In addition, we regularly contact publishers to negotiate additional publisher agreements. A typical publisher agreement would allow us to distribute the publisher's content according to a negotiated price list, thereby eliminating the need to contact the publisher and obtain the rights for each individual order. The majority of these publishers provide us with electronic access to their content, which allows us to further expedite the delivery of single articles to our customers. In addition, we rely on a small number of content publishers for the majority of our content costs.

Company Services

We account for revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASC 606"). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We derive our revenues from two sources: annual licenses that allow customers to access and utilize certain premium features of our cloud-based SaaS research intelligence platform ("Platforms") and the transactional sale of STM content managed, sourced and delivered through the Platform ("Transactions").



We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our agreements:

- identify the contract with a customer;

- identify the performance obligations in the contract;

- determine the transaction price;

- allocate the transaction price to performance obligations in the contract; and

- recognize revenue as the performance obligation is satisfied.

Platforms

We charge a subscription fee that allows customers to access and utilize certain premium features of our Platform. Revenue is recognized ratably over the term of the subscription agreement, which is typically one year, provided all other revenue recognition criteria have been met. Billings or payments received in advance of revenue recognition are recorded as deferred revenue.

Transactions

We charge a transactional service fee for the electronic delivery of single articles, and a corresponding copyright fee for the permitted use of the content. We recognize revenue from single article delivery services upon delivery to the customer provided all other revenue recognition criteria have been met.

Customers and Suppliers

There were no customers that accounted for greater than 10% of our revenue for the years ended June 30, 2023 and 2022.

Approximately 43% and 42% of our content cost for the years ended June 30, 2023 and 2022, respectively, was derived from our three largest suppliers of content. Loss of any or all of these suppliers of content would significantly reduce our revenue, which would have a material adverse effect on our results of operations. We can provide no assurance that these suppliers of content will continue to supply us with content in the future.

Sales and Marketing

To efficiently acquire customers, we rely on marketing in close cooperation with value-based selling to acquire new small, medium and large geographically-dispersed enterprises. The promotional mix of tactics we utilize includes: search engine optimization and digital marketing, educational content, advertising, events, direct response and integrated marketing campaigns, public relations and content publicity, thought leadership programs, channel alliances training, and analyst relations. In addition, we focus on account expansion, upselling add-ons, and customer retention, which, we believe, increases total lifetime customer value and generates referrals for new business.

Competition

The markets in which we compete are highly competitive. The primary methods of competition in our industry are price, service, technology and niche focus. Competition based on price is often successful in the short-term, but can limit the ability of a supplier to provide adequate service levels. Competition based on service and/or technology requires significant investment in systems and that investment requires time to produce results. Niche operators focus on narrow activities, but cannot aggregate sufficient content, technology and services to satisfy broad customer needs. We believe that many customers and potential customers are less price sensitive if the service levels are high and the technology creates efficiency and/or management information that has not been available previously.

Our competition includes:

- *Reference Management Applications* – We expect to increasingly compete with tools that exist in the marketplace that are used to aid in organizing references, storing personal content assets, and prepare scholarly papers for submission to congresses and journals.

- *Piracy* – Perhaps, our most serious competitor. Many entities use content for commercial purposes without complying with applicable copyright laws, and paying the required copyright to the content publisher. As information becomes more readily available, the opportunity for piracy increases.

- *STM Single Article Delivery Vendors and Content Aggregators* – Our primary competitors for global, full-service single article delivery services are Copyright Clearance Center, regional interlibrary loan networks throughout the world such as those owned and operated by OCLC, and numerous national libraries located outside of the United States.

- *Customer In-House Services* – While single article delivery services and software development are challenging for our customers to provide in-house, many existing and potential customers manage these capabilities internally.

- *Publisher In-House Capabilities* – Some large publishers have developed in-house capabilities to service the content re-use market, however, many of them neglect other content repurposing opportunities and may not be able to aggregate content from other publishers nor create value added software-based solutions.

Corporate History and Structure

Research Solutions was incorporated in the State of Nevada on November 2, 2006, and in November 2006 entered into a Share Exchange Agreement with Reprints Desk. At the closing of the transaction contemplated by the Share Exchange Agreement, Research Solutions acquired all of the outstanding shares of Reprints Desk from its stockholders and issued 8,000,003 shares of common stock to the former stockholders of Reprints Desk. Following completion of the exchange transaction, Reprints Desk became a wholly-owned subsidiary of Research Solutions.

On July 24, 2012, we formed Reprints Desk Latin America to provide operational and administrative support services to Reprints Desk.

On March 4, 2013, we consummated a merger with DYSC Subsidiary Corporation, our wholly-owned subsidiary, pursuant to which we, in connection with such merger, amended our Articles of Incorporation to change our name to Research Solutions, Inc. (formerly Derycz Scientific, Inc.).

On June 9, 2022, we formed ResSol LA to provide operational and administrative support services to Reprints Desk.

Human Capital Resources

As of September 8, 2023, we had 145 full time employees.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including our consolidated financial statements and related notes, before investing in our common stock. The following summarizes material risks that investors should carefully consider before deciding to buy or maintain an investment in our common stock. Any of the following risks, if they actually occur, would likely harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and investors could lose the money they paid to buy our common stock.

Risks Related to Our Business and Our Industry

We have historically incurred significant losses and may be unable to maintain profitability. If we continue to incur significant losses, we may have to curtail our operations, which may prevent us from successfully operating and expanding our business.

Historically, we have relied upon cash from financing activities to fund substantially all of the cash requirements of our activities and have incurred significant losses and experienced negative cash flow. For our fiscal years ended June 30, 2023 and 2022, we earned a net income of $571,623 and incurred a net loss of $1,632,384, respectively. As of June 30, 2023, we had an accumulated deficit of $22,522,649. We cannot predict if we will be profitable. We may continue to incur losses for an indeterminate period of time and may be unable to sustain profitability. An extended period of losses and negative cash flow may prevent us from successfully operating and expanding our business. We may be unable to sustain or increase our profitability on a quarterly or annual basis.

The loss of our largest customers would significantly reduce our revenue and adversely affect our results of operations.

There were no customers that accounted for greater than 10% of our revenue for the years ended June 30, 2023 and 2022. The loss of our largest customers would significantly reduce our revenue, which would have a material adverse effect on our results of operations. We can provide no assurance that these customers will continue to place orders in the future.

The loss of our largest suppliers of content would significantly reduce our revenue and adversely affect our results of operations.

Approximately 43% and 42% of our content cost for the years ended June 30, 2023 and 2022, respectively, was derived from our three largest suppliers of content. Loss of any or all of these suppliers of content would significantly reduce the attractiveness of our services and our revenue, which would have a material adverse effect on our results of operations. We can provide no assurance that these suppliers of content will continue to supply us with content in the future. Moreover, our arrangements with content providers are non-exclusive. As a result, our content providers can provide the same content to our competitors.

We are exposed to credit risk on our accounts receivable and prepayments to suppliers of content. This risk is heightened during periods when economic conditions worsen.

There were no customers that accounted for greater than 10% of our accounts receivable as of June 30, 2023 and 2022, respectively. In addition, we have made prepayments to suppliers of content. While we have procedures to monitor and limit exposure to credit risk on our trade receivables as well as long-term prepayments, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

Our services, technology and industry relationships are key assets and competitive advantages of our company and our business may be affected by how we are perceived in the marketplace.

Our services, technology and industry relationships are key assets that enable us to effectively compete in our industry. Our ability to attract and retain customers is highly dependent upon external perceptions of the quality, efficacy, responsiveness and ease-of-use of our services and business practices, and overall financial condition. Negative perceptions or publicity regarding these matters could damage our reputation with customers and the public, which could make it difficult for us to attract and maintain customers. Adverse developments with respect to our industry may also, by association, negatively impact our reputation. Negative perceptions or publicity could have a material adverse effect on our business and financial results.

Our business performance is dependent upon the effectiveness of our technology investments, the failure of which could materially impact our business and financial results.

We have and will continue to undertake significant investments in our technology infrastructure to continually strengthen our position in research and marketing solutions and improve our existing technology platform. We may fail to effectively invest such amounts, or we may invest significant amounts in technologies that do not ultimately assist us in achieving our strategic goals. We may also fail to maintain our technology infrastructure in a manner that allows us to readily meet our customers' needs. If we experience any of these or similar failures related to our technology investments, we will not achieve our expected revenue growth, or desired cost savings, and we could experience a significant competitive disadvantage in the marketplace, which could have a material adverse effect on our business and financial results.

In addition, the failure to continue to invest in our business could result in a material adverse effect on our future financial results. Such investments may include: executing on, and mitigating risks associated with, new product offerings and entrance into new geographic markets; and ensuring continued compatibility of our new platforms and technologies with our customers' networks and systems.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Third parties, including our content providers, may assert claims of infringement of intellectual property rights against us or our customers for which we may be liable or have an indemnification obligation. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Although third parties may offer a license to their content, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In addition, our licenses are generally non-exclusive, and therefore our competitors may have access to the same content licensed to us. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from providing certain content or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed the claimant's copyrights, royalties or other fees. Any of these events could seriously harm our business, operating results and financial condition.

Our industry is subject to intense competition and rapid technological change, which may result in products or new solutions that are superior to our products or solutions under development. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products or solutions may become less useful or obsolete and our operating results will suffer.

The industry in which we operate in general is subject to intense and increasing competition and rapidly evolving technologies. Because our products are expected to have long development cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and solutions.

Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render our products under development, or any future solutions we may have, and related technologies obsolete. Many of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our solutions and related technologies obsolete. We may not have or be able to raise or develop the financial resources, technical expertise, or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our products and solutions.

Increased accessibility of free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Public sources of free or relatively inexpensive information may reduce demand for our products and services. Our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We depend on the services of key personnel, and may not be able to operate and grow our business effectively if we lose their services or are unable to attract qualified personnel in the future.

We rely heavily on our senior management team because they have substantial experience with our diverse service offerings and business strategies. In addition, we rely on our senior management team to identify internal expansion and external growth opportunities. Our ability to retain senior management and other key personnel is therefore very important to our future success. We have employment agreements with our senior management, but these employment agreements do not ensure that they will not voluntarily terminate their employment with us. In addition, our key personnel are subject to non-solicitation and confidential information restrictions. We do not have key man insurance for any of our current management or other key personnel. The loss of any key personnel would require the remaining key personnel to divert immediate attention to seeking a replacement. Competition for senior management personnel is intense, and fit is important to us. Our inability to find a suitable replacement for any departing executive officer or key employee on a timely basis could adversely affect our ability to operate and grow our business.

We rely on our proprietary software systems, and our websites and online networks, and a disruption, failure or security compromise of these systems would disrupt our business, damage our reputation and adversely affect our revenue and profitability.

Our proprietary software systems are critical to our business because they enable the efficient and timely service of a large number of customer orders. Similarly, we rely on our websites, online networks, and email systems to obtain content and deliver customer orders, and provide timely, relevant and dependable business information to our customers. Therefore, network or system shutdowns caused by events such as computer hacking, sabotage, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as loss of service from third parties, power outages, natural disasters and similar events, could affect our ability to store, handle and deliver data and services to our customers. Any such interruption of our operations could negatively impact customer satisfaction and revenue.

Breaches of our data security systems or unintended disclosure of our customer data could result in large expenditures to repair or replace such systems, to remedy any security breaches and to protect us from similar events in the future.

Our infrastructure may be vulnerable to physical or electronic break-ins, computer viruses, or similar disruptive problems. In addition to shutdowns, our systems are subject to risks caused by misappropriation, misuse, leakage, falsification and accidental release or loss of information. We process, store, and transmit data, including personally identifiable information and payment card industry data of our customers, and it is critical that this data remains secure and is perceived by the marketplace to be secure.

Personal data is increasingly subject to legal and regulatory protections around the world, which vary widely in approach and which possibly conflict with one another. In recent years, for example, U.S. legislators and regulatory agencies, such as the Federal Trade Commission, as well as U.S. states, have increased their focus on protecting personal data by law and regulation, and have increased enforcement actions for violations of privacy and data protection requirements. In May 2018, The European Commission approved and adopted the General Data Protection Regulation ("GDPR") in the European Union, a new data protection law. These data protection laws and regulations are intended to protect the privacy and security of personal data, including credit card information that is collected, processed and transmitted in or from the relevant jurisdiction. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, which could negatively impact our financial position or cash flows. Our business could be materially adversely affected by our inability, or the inability of our vendors who receive personal data from us, to comply with legal obligations regarding the use of personal data, new data handling requirements that conflict with or negatively impact our business practices. In addition, our agreements with customers may also require that we indemnify the customer for liability arising from data breaches under the terms of our agreements with these customers.

Disruptions or security compromises of our systems could result in large expenditures to repair or replace such systems, to remedy any security breaches and protect us from similar events in the future. We also could be exposed to negligence claims or other legal proceedings brought by our customers or their clients, and we could incur significant legal expenses and our management's attention may be diverted from our operations in defending ourselves against and resolving lawsuits or claims. In addition, if we were to suffer damage to our reputation as a result of any system failure or security compromise, our revenue and profitability could be adversely affected.

Disruptions and other damages to our information technology and breaches in data security or cybersecurity attacks could have a negative financial impact and damage our reputation.

Our ability to serve our customers depends in part on the reliability of our technologies and system networks. Unauthorized parties gaining access to digital technology and networks for the purposes of misappropriating sensitive financial or business information, corrupting data, causing operational disruptions and other cyber-related risks could adversely impact our customer relationships, business strategy and our reputation. These potential disruptions and cyber-attacks could negatively affect revenues, costs, customer demand, system availability and our reputation. In addition, as we execute our strategy to grow through acquisitions and to pursue newer technologies that improve the efficiency of our operations, we are also expanding our information technologies, resulting in a greater technological presence and corresponding vulnerability to cybersecurity risk. Certain new technologies present new and significant cybersecurity safety risks that must be addressed before implementation. If we fail to identify and address cybersecurity risks associated with acquisitions and new strategic initiatives, we may become increasingly exposed to such risks.

We are exposed to risks associated with PCI compliance.

The PCI Data Security Standard ("PCI DSS") is a specific set of comprehensive security standards required by credit card brands for enhancing payment account data security, including but not limited to requirements for security management, policies, procedures, network architecture, and software design. PCI DSS compliance is required in order to maintain credit card processing services. Compliance does not guarantee a completely secure environment and notwithstanding the results of this assessment there can be no assurance that payment card brands will not request further compliance assessments or set forth additional requirements to maintain access to credit card processing services. Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), we could be exposed to increased operating costs, fines and penalties and, in extreme circumstances, may have our credit card processing privileges revoked, which would have a material adverse effect on our business.

Our failure to comply with the covenants contained in our loan agreement could result in an event of default that could adversely affect our financial condition and ability to operate our business as planned.

We currently have a line of credit with Silicon Valley Bank, maturing on February 28, 2024, under which there were no outstanding borrowings as of June 30, 2023. Our loan agreement contains, and any agreements to refinance our debt likely will contain, financial and restrictive covenants. We were in compliance with these covenants as of June 30, 2023, however, our failure to comply with these covenants in the future may result in an event of default, which if not cured or waived, could result in the bank preventing us from accessing availability under our line of credit and requiring us to repay any outstanding borrowings. There can be no assurance that we will be able to obtain waivers of future covenant violations or that such waivers will be available on commercially acceptable terms.

In addition, the indebtedness under our loan agreement is secured by a security interest in substantially all of our tangible and intangible assets, and therefore, if we are unable to repay such indebtedness the bank could foreclose on these assets and sell the pledged equity interests, which would adversely affect our ability to operate our business. If any of these were to occur, we may not be able to continue operations as planned, implement our planned growth strategy or react to opportunities for or downturns in our business.

Government regulations related to the Internet could increase our cost of doing business, affect our ability to grow or may otherwise negatively affect our business.

Governmental agencies and federal and state legislatures have adopted, and may continue to adopt, new laws and regulatory practices in response to the increasing use of the Internet and other online services. These new laws may be related to issues such as online privacy and data protection requirements, copyrights, trademarks and service mark, sales taxes, fair business practices, domain name ownership and the requirement that our operating units register to do business as foreign entities or otherwise be licensed to do business in jurisdictions where they have no physical location or other presence. In addition, these new laws, regulations or interpretations relating to doing business through the Internet could increase our costs materially and adversely affect our revenue and results of operations.

We may be adversely affected by changes in legislation and regulation.

Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in the United States, Europe and other jurisdictions, may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Our growth strategy may require significant additional resources, and such additional resources might not be available on terms acceptable to us, if at all, which may in turn hamper our growth and adversely affect our business.

Our growth strategy will require us to significantly expand the capabilities of our administrative and operational resources. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to undertake equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with our capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results.

As part of our strategy, we may explore strategic acquisitions and combinations, including the acquisition of customer lists, or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- Acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;

- We may not be able to integrate successfully the services, content, products and personnel of any such transaction into our operations;

- We may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and

- There may be risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, that may arise from such third parties' activities prior to undertaking a transaction with us.

Our prior acquisitions have resulted in significant impairment charges and have operated at losses. We can provide no assurance that future acquisitions, joint ventures or strategic relationships will be accretive to our business overall or will result in profitable operations.

We are subject to risks related to our foreign operations which could adversely affect our operations and financial performance.

We have an operational and administrative support organization in Mexico, and sell our services worldwide. Foreign operations are subject to various risks which could have a material adverse effect on those operations, the costs of those operations, and our business as a whole, including: exposure to local economic and employment conditions; exposure to local taxes and employment regulations, political conditions; currency exchange rate fluctuations; reliance of local management; and additional potential costs of complying with rules and regulations, and potential changes to those rule and regulations, of foreign jurisdictions. Any adverse consequence resulting from the materialization of the foregoing risks would adversely affect our financial performance and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition, results of operations, prospects and market price of our common stock.

Financial instability and a general decline in economic conditions in the United States and other countries caused by political instability and conflict, including the ongoing conflict between Russia and Ukraine, and economic or financial challenges caused by current and potential future bank failures or by general health crises such as the COVID-19 pandemic, have led to market disruptions, including significant volatility in commodity prices, credit and capital markets instability, including disruptions in access to bank deposits and lending commitments, supply chain interruptions, rising interest rates and global inflationary pressures. These macroeconomic factors could materially and adversely affect our ability to continue to operate as a going concern and could otherwise have a material adverse effect on our business, operations, operating results and financial condition as well as the price of our common stock. The recent closures of Silicon Valley Bank, or SVB, Signature Bank and First Republic Bank have resulted in broader financial institution liquidity risk and concerns. Although we were able to access all of the funds we had in deposit with SVB and have diversified banking services previously provided solely by SVB to alternative global banking providers, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions fail or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened, which could have a material adverse effect on our business, operations, operating results and financial condition as well as the price of our common stock.

Risks Relating to Ownership of Our Common Stock

We cannot predict the extent to which an active public trading market for our common stock will develop or be sustained. If an active public trading market does not develop or cannot be sustained, you may be unable to liquidate your investment in our common stock.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares of common stock until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained. If such a market cannot be sustained, you may be unable to liquidate your investment in our common stock.

Our common stock may be subject to significant price volatility which may have an adverse effect on your ability to liquidate your investment in our common stock.

The market for our common stock may be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price is attributable to a number of factors. First, our common shares may be sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. Secondly, an investment in us is a speculative or "risky" investment due to our lack of meaningful profits to date and uncertainty of future profits. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on your investment may be limited to increases in the market price of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our Loan and Security Agreement with Silicon Valley Bank prohibits us from paying cash dividends. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment might only occur if the market price of our common stock appreciates.

Voting power of a significant percentage of our common stock is held by our Executive Chairman, and his brother-in-law, who together are able to exert significant influence over the outcome of matters to be voted on by our stockholders.

As of September 8, 2023, Peter Victor Derycz, our Executive Chairman, had voting power equal to approximately 11.2% of votes eligible to be cast at a meeting of our stockholders. Paul Kessler, the brother-in-law of Mr. Derycz, exercises investment and voting control over the shares held by Bristol Investment Fund, Ltd., and had, as of September 8, 2023, voting power equal to approximately 8.7% of votes eligible to be cast at a meeting of our stockholders. As of September 8, 2023, Mr. Derycz, Bristol Investment Fund, Ltd. ("Bristol Fund"), Bristol Capital Advisors, LLC, Paul Kessler, Janice Peterson and Andrew Ritter (collectively, the "Group") were party to a Joint Filing and Solicitation Agreement pursuant to which the Group agreed, to the extent required by applicable law, to the joint filing of statements on Schedule 13D with respect to the securities of the Company, to solicit proxies for the election of nominees nominated by the Group at the Corporation's annual meeting of stockholders, not to transact in securities of the Company without the prior written consent of Bristol Fund and Mr. Derycz, subject to certain exceptions, that any SEC filing, press release, public shareholder communication or Company communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be mutually agreeable to Bristol Fund and Mr. Derycz, and that Mr. Derycz and Bristol Fund agree to jointly pay all out-of-pocket costs and expenses incurred in connection with the Group's activities based on Mr. Derycz's and Bristol Fund's pro rata share of their aggregate ownership of shares of the Company's common stock, which shall be advanced by Bristol Fund and repaid by Mr. Derycz pursuant to the terms of the Joint Filing and Solicitation Agreement. As a result of their significant ownership interests, Mr. Derycz and Mr. Kessler together currently have the ability to exert significant influence over the election of directors, and other matters submitted to a vote of all of our stockholders, and have submitted an alternate slate of nominees for consideration at the Company's 2023 annual meeting of stockholders. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The exercise of outstanding options and warrants to purchase our common stock could substantially dilute your investment.

Under the terms of our outstanding options and warrants to purchase our common stock issued to employees and others, the holders are given an opportunity to profit from a rise in the market price of our common stock that, upon the exercise of the options and/or warrants, could result in dilution in the interests of our other stockholders.

The market price of our common stock and the value of your investment could substantially decline if our warrants or options are exercised and our common stock is issued and resold into the market, or if a perception exists that a substantial number of shares will be issued upon exercise of our warrants and option and then resold into the market.

If the exercise prices of our warrants or options are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon exercise of our warrants and options, or even the perception that such sales could occur, could adversely affect the market price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential exercise of our warrants or options.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price.

We produce our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Further, Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting.

Testing and maintaining internal controls can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

Our board of directors has broad discretion to issue additional securities.

We are entitled under our certificate of incorporation to issue up to 100,000,000 shares of common stock and 20,000,000 shares of "blank check" preferred stock, although these amounts may change in the future subject to stockholder approval. Shares of our blank check preferred stock provide our board of directors' broad authority to determine voting, dividend, conversion, and other rights. As of June 30, 2023 we had issued and outstanding 29,487,508 shares of common stock and we had 4,405,501 shares of common stock reserved for future grants under our equity compensation plans and for issuances upon the exercise or conversion of currently outstanding options, warrants and convertible securities. As of June 30, 2023, we had no shares of preferred stock issued and outstanding. Accordingly, as of June 30, 2023, we could issue up to 66,106,991 additional shares of common stock and 20,000,000 additional shares of "blank check" preferred stock. Any additional stock issuances could be made at a price that reflects a discount or premium to the then-current market price of our common stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our common stock. Our board may generally issue those common and preferred shares, or convertible securities to purchase those shares, without further approval by our stockholders. Any preferred shares we may issue could have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. We may also issue additional securities to our directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock incentive plans. The issuance of additional securities may cause substantial dilution to our stockholders.

Our articles of incorporation, bylaws and Nevada law have anti-takeover provisions that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our articles of incorporation, bylaws and Nevada law contain provisions which could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We are currently authorized to issue up to 20,000,000 shares of "blank check" preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No shares of our preferred stock are currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by current management.

Provisions of our articles of incorporation, bylaws and Nevada law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our articles of incorporation, our bylaws and Nevada law, as applicable, among other things, provide our board of directors with the ability to alter our bylaws without stockholder approval, and provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

We may become subject to Nevada's control share acquisition laws (Nevada Revised Statutes 78.378 -78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation's stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation's stockholders. We are also subject to Nevada's Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 -78.444) which prohibits an interested stockholder from entering into a "combination" with the corporation, unless certain conditions are met. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We operate in a virtual environment and do not have a physical office space or headquarters.

Item 3. Legal Proceedings

We are involved in legal proceedings in the ordinary course of our business. Although our management cannot predict the ultimate outcome of these legal proceedings with certainty, it believes that the ultimate resolution of our legal proceedings, including any amounts we may be required to pay, will not have a material effect on our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Approximate Number of Holders of Common Stock

Our common stock is quoted on The Nasdaq Stock Market LLC's Nasdaq Capital Market ("Nasdaq") under the symbol "RSSS."

As of September 8, 2023, according to the records of our transfer agent, we had 38 record holders of our common stock. Because brokers and other institutions hold shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid dividends on our common stock. In addition, our Loan and Security Agreement with Silicon Valley Bank prohibits us from paying cash dividends. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

None.

Common Stock Repurchases

Effective as of February 9, 2021, the Compensation Committee of our Board of Directors authorized the repurchase, during calendar year 2021 on the last day of each trading window and otherwise in accordance with our insider trading policies, of up to $400,000 of outstanding common stock (at prices no greater than $4.00 per share) from our employees to satisfy their tax obligations in connection with the vesting of stock incentive awards. The Compensation Committee of our Board of Directors subsequently approved the extension of the repurchases under the same terms through the end of fiscal year 2024. The actual number of shares repurchased will be determined by applicable employees in their discretion, and will depend on their evaluation of market conditions and other factors. As of June 30, 2022, $255,345 remained under the current authorization to repurchase our outstanding common stock from our employees.

During the years ended June 30, 2023 and 2022, we repurchased 51,841 and 40,221 shares of our common stock under the repurchase plan at an average price of approximately $2.01 and $2.34 per share, respectively, for an aggregate amount of $104,250 and $93,918, respectively. As of June 30, 2023, $151,095 remains under the current authorization to repurchase our outstanding common stock from our employees.

Shares repurchased are retired and deducted from common stock for par value and from additional paid in capital for the excess over par value. Direct costs incurred to acquire the shares are included in the total cost of the shares.

The following table summarizes repurchases of our common stock on a monthly basis:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1-30, 2023	—	—	—	$ 180,789
May 1-31, 2023	—	—	—	$ 180,789
June 1-30, 2023	13,256	$ 2.24	—	$ 151,095
Total	13,256	$ 2.24	—	—

1 Consists of shares of common stock purchased from employees to satisfy tax obligations in connection with the vesting of stock incentive awards.

Equity Compensation Plan Information

Information relating to compensation plans under which our equity securities are authorized for issuance is set forth in Item 12 of this report under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Notice Regarding Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations for the years ended June 30, 2023 and 2022 should be read in conjunction with our consolidated financial statements and related notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and elsewhere in this report.

We use words such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions to identify forward-looking statements. All forward-looking statements included in this report are based on information available to us on the date hereof and, except as required by law, we assume no obligation to update any such forward-looking statements.

Overview

Research Solutions was incorporated in the State of Nevada on November 2, 2006, and is a publicly traded holding company with three wholly owned subsidiaries as of June 30, 2023: Reprints Desk, Inc., a Delaware corporation, Reprints Desk Latin America S. de R.L. de C.V, an entity organized under the laws of Mexico, and RESSOL LA, S. DE R.L. DE C.V., an entity organized under the laws of Mexico.

We provide two service offerings to our customers: a cloud-based software-as-a-service ("SaaS") research platform ("Platforms") typically sold via annual auto-renewing license agreements and the sale of published scientific, technical, and medical ("STM") content sold as individual articles ("Transactions") either stand alone or via the Platform. When customers utilize the Platform to purchase Transactions it is packaged as a single solution that enables life science and other research-intensive organizations to accelerate their research and development activities with faster, access and management of STM articles used throughout the intellectual property development lifecycle. The Platform typically delivers a ROI to the customer via more effectively managing Transaction costs and saving researchers time during the research process.

Platforms

Our cloud-based SaaS research Platform consists of proprietary software and Internet-based interfaces sold to customers for an annual subscription fee. Legacy functionality allows customers to initiate orders, route orders for the lowest cost acquisition, manage transactions, obtain spend and usage reporting, automate authentication, and connect seamlessly to in-house and third-party software systems. Customers can also enhance the information resources they already own or license and collaborate around bibliographic information.

Additional functionality has recently been added to our Platform in the form of interactive app-like components. An alternative to manual data filtering, identification and extraction, the apps are designed to gather, augment, and extract data across a variety of formats, including bibliographic citations, tables of contents, RSS feeds, PDF files, XML feeds, and web content. We continue to develop new apps in order to build an ecosystem of apps. Together, these apps will provide researchers with an "all in one" toolkit, delivering efficiencies in core research workflows and knowledge creation processes.

Our Platform is deployed as a single, multi-tenant system across our entire customer base. Customers securely access the Platform through online web interfaces and via web service APIs that enable customers to leverage Platform features and functionality from within in-house and third-party software systems. The Platform can also be configured to satisfy a customer's individual preferences. We leverage our Platform's efficiencies in scalability, stability and development costs to fuel rapid innovation and competitive advantage.

Transactions

Our Platform provides our customers with a single source to the universe of published STM content that includes over 80 million existing STM articles and over one million newly published STM articles each year. STM content is sold to our customers on a transaction basis. Researchers and knowledge workers in life science and other research-intensive organizations generally require single copies of published STM journal articles for use in their research activities. These individuals are our primary users.

Our Platform allows customers to find and download digital versions of STM articles that are critical to their research. Customers submit orders for the articles they need which we source and electronically deliver to them generally in under an hour; in many cases under one minute. This service is generally known in the industry as single article delivery or document delivery. We also obtain the necessary permission licenses from the content publisher or other rights holder so that our customer's use complies with applicable copyright laws. We have arrangements with hundreds of content publishers that allow us to distribute their content. The majority of these publishers provide us with electronic access to their content, which allows us to electronically deliver single articles to our customers often in a matter of minutes.

Inflation Risk

We do not believe that inflation has had a material effect on its operations to date, other than its impact on the general economy. However, there is a risk that our operating costs could become subject to inflationary and interest rate pressures in the future, which would have the effect of increasing our operating costs, and which would put additional stress on our working capital resources.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. When making these estimates and assumptions, we consider our historical experience, our knowledge of economic and market factors and various other factors that we believe to be reasonable under the circumstances. Actual results may differ under different estimates and assumptions.

The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Revenue Recognition

We account for revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASC 606"). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We derive our revenues from two sources: annual licenses that allow customers to access and utilize certain premium features of our cloud-based SaaS research intelligence platform ("Platforms") and the transactional sale of STM content managed, sourced and delivered through the Platform ("Transactions").



We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our agreements:

- identify the contract with a customer;

- identify the performance obligations in the contract;

- determine the transaction price;

- allocate the transaction price to performance obligations in the contract; and

- recognize revenue as the performance obligation is satisfied.

Platforms

We charge a subscription fee that allows customers to access and utilize certain premium features of our Platform. Revenue is recognized ratably over the term of the subscription agreement, which is typically one year, provided all other revenue recognition criteria have been met. Billings or payments received in advance of revenue recognition are recorded as deferred revenue.

Transactions

We charge a transactional service fee for the electronic delivery of single articles, and a corresponding copyright fee for the permitted use of the content. We recognize revenue from single article delivery services upon delivery to the customer provided all other revenue recognition criteria have been met.

Stock-Based Compensation

We periodically issue stock options, warrants and restricted stock to employees and non-employees for services, in capital raising transactions, and for financing costs. We account for share-based payments under the guidance as set forth in the Share-Based Payment Topic 718 of the FASB Accounting Standards Codification, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, officers, directors, and consultants, including employee stock options, based on estimated fair values. We estimate the fair value of stock option and warrant awards to employees and directors on the date of grant using an option-pricing model, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in our Statements of Operations. We estimate the fair value of restricted stock awards to employees and directors using the market price of our common stock on the date of grant, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in our Statements of Operations.

Under ASC 718, Repurchase or Cancellation of equity awards, the amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost.

Allowance for doubtful accounts

We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, we estimate and record a specific reserve for bad debts, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on our historical losses and an overall assessment of past due trade accounts receivable outstanding. We established an allowance for doubtful accounts of $85,015 and $94,144 as of June 30, 2023 and 2022, respectively.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars, the functional currency of our company. Capital accounts of foreign subsidiaries are translated into US dollars from foreign currencies at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. Although the majority of our revenue and costs are in US dollars, the costs of Reprints Desk Latin America and ResSol LA are in Mexican Pesos. As a result, currency exchange fluctuations may impact our revenue and the costs of our operations. We currently do not engage in any currency hedging activities.

The following table summarizes the exchange rates used:

	Year Ended June 30,	
	2023	2022
Period end Euro : US Dollar exchange rate	1.09	1.05
Average period Euro : US Dollar exchange rate	1.05	1.13
Period end GBP : US Dollar exchange rate	1.27	1.21
Average period GBP : US Dollar exchange rate	1.20	1.34
Period end Mexican Peso : US Dollar exchange rate	0.06	0.05
Average period Mexican Peso : US Dollar exchange rate	0.05	0.05

Quarterly Information (Unaudited)

The following table sets forth unaudited and quarterly financial data for the four quarters of fiscal years 2023 and 2022:

	June 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	Mar. 31, 2022	Dec 31, 2021	Sept. 30, 2021
Revenue:								
Platforms	$ 2,303,375	$ 2,249,632	$ 2,110,272	$ 2,019,967	$ 1,886,845	$ 1,786,224	$ 1,604,829	$ 1,509,874
Transactions	7,656,342	8,092,794	6,606,394	6,664,676	6,675,164	6,971,128	6,267,458	6,232,630
Total revenue	9,959,717	10,342,426	8,716,666	8,684,643	8,562,009	8,757,352	7,872,287	7,742,504
Cost of revenue:								
Platforms	275,110	268,630	253,073	230,473	240,214	219,051	231,668	245,656
Transactions	5,764,064	6,046,523	5,059,766	5,104,922	5,038,653	5,299,804	4,802,959	4,836,473
Total cost of revenue	6,039,174	6,315,153	5,312,839	5,335,395	5,278,867	5,518,855	5,034,627	5,082,129
Gross profit:								
Platforms	2,028,265	1,981,002	1,857,199	1,789,494	1,646,631	1,567,173	1,373,161	1,264,218
Transactions	1,892,278	2,046,271	1,546,628	1,559,754	1,636,511	1,671,324	1,464,499	1,396,157
Total gross profit	3,920,543	4,027,273	3,403,827	3,349,248	3,283,142	3,238,497	2,837,660	2,660,375
Operating expenses:								
Sales and marketing	455,030	642,624	666,608	521,216	691,368	543,496	518,357	522,951
Technology and product dev.	991,093	953,677	922,132	875,290	1,049,430	971,959	868,236	821,460
General and administrative	1,649,333	1,871,590	1,613,664	1,519,424	1,663,671	1,629,371	1,616,135	1,497,223
Depreciation and amortization	22,163	18,332	6,342	5,812	5,507	4,988	4,260	2,896
Stock-based comp. expense	585,384	480,458	608,703	175,361	225,501	399,234	300,539	171,110
Foreign currency transaction loss (gain)	(37,743)	(72,547)	(84,179)	72,516	91,279	29,394	11,982	11,243
Total operating expenses	3,665,260	3,894,134	3,733,270	3,169,619	3,726,756	3,578,442	3,319,509	3,026,883
Other income (expenses and income taxes)	120,463	103,703	73,913	34,936	5,347	(585)	264	(5,494)
Net income (loss)	375,746	236,842	(255,530)	214,565	(438,267)	(340,530)	(481,585)	(372,002)
Basic income (loss) per common share:								
Net income (loss) per share	$ 0.01	$ 0.01	$ (0.01)	$ 0.01	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.01)
Basic weighted average common shares outstanding	26,981,813	26,929,314	26,816,550	26,718,171	26,576,054	26,512,195	26,351,947	26,277,116
Diluted income (loss) per common share:								
Net income (loss) per share	$ 0.01	$ 0.01	$ (0.01)	$ 0.01	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.01)
Diluted weighted average common shares outstanding	30,058,791	29,791,719	26,815,550	27,779,841	26,576,054	26,512,195	26,351,947	26,277,116

Comparison of the Years Ended June 30, 2023 and 2022

Results of Operations

	Year Ended June 30,			
	2023	2022	$ Change	% Change
Revenue:				
Platforms	$ 8,683,246	$ 6,787,772	$ 1,895,474	27.9 %
Transactions	29,020,206	26,146,380	2,873,826	11.0 %
Total revenue	37,703,452	32,934,152	4,769,300	14.5 %
Cost of revenue:				
Platforms	1,027,286	936,589	90,697	9.7 %
Transactions	21,975,275	19,977,889	1,997,386	10.0 %
Total cost of revenue	23,002,561	20,914,478	2,088,083	10.0 %
Gross profit:				
Platforms	7,655,960	5,851,183	1,804,777	30.8 %
Transactions	7,044,931	6,168,491	876,440	14.2 %
Total gross profit	14,700,891	12,019,674	2,681,217	22.3 %
Operating expenses:				
Sales and marketing	2,285,478	2,276,172	9,306	0.4 %
Technology and product development	3,742,192	3,711,085	31,107	0.8 %
General and administrative	6,654,011	6,406,400	247,611	3.9 %
Depreciation and amortization	52,649	17,651	34,998	198.3 %
Stock-based compensation expense	1,849,906	1,096,384	753,522	68.7 %
Foreign currency transaction loss (gain)	(121,953)	143,898	(265,851)	(184.7)%
Total operating expenses	14,462,283	13,651,590	810,693	5.9 %
Income (loss) from operations	238,608	(1,631,916)	1,870,524	114.6 %
Other income	338,617	7,154	331,463	4,633.3 %
Income (loss) from operations before provision for income taxes	577,225	(1,624,762)	2,201,987	135.5 %
Provision for income taxes	(5,602)	(7,622)	2,020	26.5 %
Net income (loss)	571,623	(1,632,384)	2,204,007	135.0 %

Revenue

	Years Ended June 30,			
	2023	2022	$ Change	% Change
Revenue:				
Platforms	$ 8,683,246	$ 6,787,772	$ 1,895,474	27.9 %
Transactions	29,020,206	26,146,380	2,873,826	11.0 %
Total revenue	$ 37,703,452	$ 32,934,152	$ 4,769,300	14.5 %

Total revenue increased $4,769,300, or 14.5%, for the year ended June 30, 2023 compared to the prior year, due to the following:

Category	Impact		Key Drivers
Platforms	↑	$ 1,895,474	Increased due to additional deployments to new and existing customers, and expansion from existing customers. Revenue is recognized ratably over the term of the subscription agreement, which is typically one year, provided all other revenue recognition criteria have been met. Billings or payments received in advance of revenue recognition are recorded as deferred revenue.
Transactions	↑	$ 2,873,826	Increased due to higher paid order volume and pricing initiatives, including additional paid order volume due to the FIZ asset acquisition which was effective January 1, 2023.

Cost of Revenue

	Years Ended June 30,			
	2023	2022	$ Change	% Change
Cost of Revenue:				
Platforms	$ 1,027,286	$ 936,589	$ 90,697	9.7 %
Transactions	21,975,275	19,977,889	1,997,386	10.0 %
Total cost of revenue	$ 23,002,561	$ 20,914,478	$ 2,088,083	10.0 %

	Years Ended June 30,		
	2023	2022	% Change *
As a percentage of revenue:			
Platforms	11.8 %	13.8 %	(2.0)%
Transactions	75.7 %	76.4 %	(0.7)%
Total	61.0 %	63.5 %	(2.5)%

* The difference between current and prior period cost of revenue as a percentage of revenue

Total cost of revenue as a percentage of revenue decreased 2.5%, from 63.5% for the previous year to 61.0%, for the year ended June 30, 2023.

Category	Impact as percentage of revenue		Key Drivers
Platforms	↓	2.0 %	Decreased primarily due to lower software expense and proportionally lower personnel costs.
Transactions	↓	0.7 %	Decreased primarily due to lower personnel costs and expansion in copyright margins.

Gross Profit

	Years Ended June 30,			
	2023	2022	$ Change	% Change
Gross Profit:				
Platforms	$ 7,655,960	$ 5,851,183	$ 1,804,777	30.8 %
Transactions	7,044,931	6,168,491	876,440	14.2 %
Total gross profit	$ 14,700,891	$ 12,019,674	$ 2,681,217	22.3 %

	Years Ended June 30,		
	2023	2022	% Change*
As a percentage of revenue:			
Platforms	88.2 %	86.2 %	2.0 %
Transactions	24.3 %	23.6 %	0.7 %
Total	39.0 %	36.5 %	2.5 %

_____

* The difference between current and prior period gross profit as a percentage of revenue

Operating Expenses

	Years Ended June 30,			
	2023	2022	$ Change	% Change
Operating Expenses:				
Sales and marketing	$ 2,285,478	$ 2,276,172	$ 9,306	0.4 %
Technology and product development	3,742,192	3,711,085	31,107	0.8 %
General and administrative	6,654,011	6,406,400	247,611	3.9 %
Depreciation and amortization	52,649	17,651	34,998	198.3 %
Stock-based compensation expense	1,849,906	1,096,384	753,522	68.7 %
Foreign currency transaction loss (gain)	(121,953)	143,898	(265,851)	(184.7)%
Total operating expenses	$ 14,462,283	$ 13,651,590	$ 810,693	5.9 %

Category	Impact		Key Drivers
Sales and marketing	↑	$ 9,306	Increased primarily due to greater personnel costs and marketing discretionary spend mostly offset by lower consulting expenses.
Technology and product development	↑	$ 31,107	Increased due to greater software development personnel costs partially offset by lower consulting and recruiting expenses.
General and administrative	↑	$ 247,611	Increased due to greater recruiting, legal and travel expenses and personnel costs partially offset by lower accounting and consulting expenses.

Provision for Income Taxes

During the years ended June 30, 2023 and 2022 we recorded a provision for income taxes of $5,602 and $7,622, respectively, a decrease of $2,020.

Net Income (Loss)

	Year Ended June 30,			
	2023	2022	$ Change	% Change
Net Income (Loss):				
Net income (loss):	$ 571,623	$ (1,632,384)	$ 2,204,007	135.0 %

Net loss decreased $2,204,007 or 135%, for the year ended June 30, 2023 compared to the prior year, primarily due to increased gross profit, partially offset by increased operating expenses as described above.

Liquidity and Capital Resources

	Year Ended June 30,	
	2023	2022
Consolidated Statements of Cash Flow Data:		
Net cash provided by (used in) operating activities	$ 3,383,847	$ (417,200)
Net cash used in investing activities	(344,659)	(44,288)
Net cash provided by (used in) financing activities	(97,259)	63,270
Effect of exchange rate changes	229	(2,944)
Net increase (decrease) in cash and cash equivalents	2,942,158	(401,162)
Cash and cash equivalents, beginning of period	10,603,175	11,004,337
Cash and cash equivalents, end of period	$ 13,545,333	$ 10,603,175

Liquidity

As of June 30, 2023, we had cash and cash equivalents of $13,545,333, compared to $10,603,175 as of June 30, 2022, an increase of $2,942,158. This increase was primarily due to cash provided by operating activities.

Operating Activities

Net cash provided by operating activities was $3,383,847 for the year ended June 30, 2023 and resulted primarily from an increase in net income, the fair value of vested restricted common stock of $1,418,718, an increase in accounts payable and accrued expenses of $1,337,056 and an increase in deferred revenue of $886,198, partially offset by an increase in accounts receivable of $901,518.

Net cash used in operating activities was $417,200 for the year ended June 30, 2022 and resulted primarily from an increase in deferred revenue of $734,175 and a decrease in prepaid royalties of $58,269, partially offset by an increase in accounts receivable of $534,092.

Investing Activities

Net cash used in investing activities was $344,659 for the year ended June 30, 2023 and primarily from the payment for non-refundable deposit for asset acquisition of $297,450.

Net cash used in investing activities was $44,288 for the year ended June 30, 2022 and resulted from the purchase of property and equipment.

Financing Activities

Net cash used in financing activities was $97,259 for the year ended June 30, 2023 and resulted from the repurchase of common stock of $104,250 and the payment of contingent acquisition consideration of $50,509, partially offset by the proceeds from the exercise of options of $57,500.

Net cash provided by financing activities was $63,270 for the year ended June 30, 2022 and resulted from the proceeds from the exercise of options of $97,688 and the proceeds from the exercise of warrants of $59,500, partially offset by the repurchase of common stock of $93,918.

We entered into a Loan and Security Agreement with Silicon Valley Bank ("SVB") on July 23, 2010, which, as amended, provides for a revolving line of credit for the lesser of $2,500,000, or 80% of eligible accounts receivable. The line of credit matures on February 28, 2024, and is subject to certain financial and performance covenants with which we were in compliance as of June 30, 2023. Financial covenants include maintaining an adjusted quick ratio of unrestricted cash and net accounts receivable, divided by current liabilities plus debt less deferred revenue of at least 1.15 to 1.0. The line of credit bears interest at an annual rate equal to the greater of 1% above the prime rate and 5.0%. The interest rate on the line of credit was 9.25% as of June 30, 2023. The line of credit was secured by our consolidated assets.

There were no outstanding borrowings under the line as of June 30, 2023 and June 30, 2022, respectively. As of June 30, 2023, there was approximately $2,264,000 of available credit. On March 27, 2023, First Citizens BancShares, Inc entered into an agreement with the Federal Deposit Insurance Corporation (FDIC) to purchase all of the assets and liabilities of SVB. We have confirmed that the Loan and Security Agreement remains in effect post this transaction and that, in addition to having access to all of our deposits with SVB, we continue to have access to the revolving line of credit.

On March 28, 2023, we announced that we are continuing to evaluate the Loan and Security Agreement and relationship with SVB and that we have opened accounts with two additional banks as part of exploring an overall banking diversification strategy as well as additional access to lending facilities.

Non-GAAP Measure – Adjusted EBITDA

In addition to our GAAP results, we present Adjusted EBITDA as a supplemental measure of our performance. However, Adjusted EBITDA is not a recognized measurement under GAAP and should not be considered as an alternative to net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of liquidity. We define Adjusted EBITDA as net income (loss), plus interest expense, other income (expense), foreign currency transaction loss, provision for income taxes, depreciation and amortization, stock-based compensation, income from discontinued operations and gain on sale of discontinued operations. Management considers our core operating performance to be that which our managers can affect in any particular period through their management of the resources that affect our underlying revenue and profit generating operations that period. Non-GAAP adjustments to our results prepared in accordance with GAAP are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) for the year ended June 30, 2023 and 2022:

	Years Ended June 30,		
	2023	2022	$ Change
Net income (loss)	$ 571,623	$ (1,632,384)	$ 2,204,007
Add (deduct):			
Other (income) expense	(338,617)	(7,154)	(331,463)
Foreign currency transaction loss (gain)	(121,953)	143,898	(265,851)
Provision for income taxes	5,602	7,622	(2,020)
Depreciation and amortization	52,649	17,651	34,998
Stock-based compensation	1,849,906	1,096,384	753,522
Adjusted EBITDA	$ 2,019,210	$ (373,983)	$ 2,393,193

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA in developing our internal budgets, forecasts and strategic plan; in analyzing the effectiveness of our business strategies in evaluating potential acquisitions; and in making compensation decisions and in communications with our board of directors concerning our financial performance. Adjusted EBITDA has limitations as an analytical tool, which includes, among others, the following:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

For information about recently issued accounting standards, refer to Note 2 to our Consolidated Financial Statements appearing elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 8. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Research Solutions, Inc. and Subsidiaries
Henderson, Nevada

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Research Solutions, Inc. and Subsidiaries (the "Company") as of June 30, 2023 and 2022, the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Recognition of Single Article Transactions Revenue

As described in Note 2 to the consolidated financial statements, the Company records transaction service fee revenue for the electronic delivery of published scientific, technical, and medical content sold as single individual articles, and records a corresponding copyright fee expense for the permitted use of the content. The Company is typically the principal in sales of these single article transactions. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the copyright fee recognized as cost of sales. The Company recognizes revenue from these sales upon delivery to the customer provided all other revenue recognition criteria have been met.

We identified the Company's recording of the revenue for single articles as a critical audit matter because there was significant judgment applied by management in its determination of gross or net revenue recognition, including assessing the indicators that the Company controls the promised service before it was transferred to the customer, such as assessing whether the Company was primarily responsible for fulfilling the promised service and whether the Company had full discretion in establishing the prices for the promised service. In turn, this led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included:

- We obtained and evaluated documentation prepared by management which outlines the Company's process to determine gross versus net including evaluating the reasonableness of management's judgments on whether the Company is acting as a principal or agent, after considering whether the Company is the primary obligation provider, and the discretion in establishing the prices by reviewing agreements with publishers and understanding the business substance
- We evaluated whether the Company's conclusion is consistent with relevant accounting standards
- We selected a sample of revenue transactions and performed the following for each selection:
  - o Obtained evidence of a contract with the customer;
  - o Compared the amounts recognized and time of revenue recognition to underlying source documents such as invoices, form of payments, and executed contracts and related modifications, if any;
  - o Evaluated the Company's application of their accounting policies to determine the timing and amount recognized; and
  - o Tested the presentation of revenue as gross or net by comparing the Company's gross or net presentation to the attributes of the underlying support and the Company's accounting policy.

We have served as the Company's auditor since 2006.

/s/ Weinberg and Company, P.A
Los Angeles, California
September 15, 2023

Research Solutions, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30, 2023	June 30, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 13,545,333	$ 10,603,175
Accounts receivable, net of allowance of $85,015 and $94,144, respectively	6,153,063	5,251,545
Prepaid expenses and other current assets	400,340	276,026
Prepaid royalties	1,202,678	846,652
Total current assets	21,301,414	16,977,398
Other assets:		
Property and equipment, net of accumulated depreciation of $881,908 and $840,996, respectively	70,193	47,985
Intangible assets, net of accumulated amortization of $747,355 and $723,036, respectively	462,068	—
Deposits and other assets	1,052	893
Total assets	$ 21,834,727	$ 17,026,276
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,079,516	$ 6,604,032
Deferred revenue	6,424,724	5,538,526
Total current liabilities	14,504,240	12,142,558
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.001 par value; 100,000,000 shares authorized; 29,487,508 and 27,075,648 shares issued and outstanding, respectively	29,487	27,076
Additional paid-in capital	29,941,873	28,072,855
Accumulated deficit	(22,522,649)	(23,094,272)
Accumulated other comprehensive loss	(118,224)	(121,941)
Total stockholders' equity	7,330,487	4,883,718
Total liabilities and stockholders' equity	$ 21,834,727	$ 17,026,276

See notes to consolidated financial statements

Research Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations and Other Comprehensive Income (Loss)

	Years Ended June 30,	
	2023	2022
Revenue:		
Platforms	$ 8,683,246	$ 6,787,772
Transactions	29,020,206	26,146,380
Total revenue	37,703,452	32,934,152
Cost of revenue:		
Platforms	1,027,286	936,589
Transactions	21,975,275	19,977,889
Total cost of revenue	23,002,561	20,914,478
Gross profit	14,700,891	12,019,674
Operating expenses:		
Selling, general and administrative	14,409,634	13,633,939
Depreciation and amortization	52,649	17,651
Total operating expenses	14,462,283	13,651,590
Income (loss) from operations	238,608	(1,631,916)
Other income	338,617	7,154
Income (loss) from operations before provision for income taxes	577,225	(1,624,762)
Provision for income taxes	(5,602)	(7,622)
Net income (loss)	571,623	(1,632,384)
Other comprehensive income (loss):		
Foreign currency translation	3,717	(2,364)
Comprehensive income (loss)	$ 575,340	$ (1,634,748)
Basic income (loss) per common share:		
Net income (loss) per share	$ 0.02	$ (0.06)
Weighted average common shares outstanding	26,860,761	26,422,295
Diluted income (loss) per common share:		
Net income (loss) per share	$ 0.02	$ (0.06)
Weighted average common shares outstanding	29,139,759	26,422,295

See notes to consolidated financial statements

Research Solutions, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2023 and 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance, July 1, 2021	26,498,215	26,498	26,982,052	(21,461,888)	(119,577)	$ 5,427,085
Fair value of vested stock options	—	—	470,615	—	—	470,615
Fair value of vested restricted common stock	356,582	356	557,140	—	—	557,496
Repurchase of common stock	(40,221)	(40)	(93,878)	—	—	(93,918)
Common stock issued upon exercise of stock options	211,072	212	97,476	—	—	97,688
Common stock issued upon exercise of warrants	50,000	50	59,450	—	—	59,500
Net loss	—	—	—	(1,632,384)	—	(1,632,384)
Foreign currency translation	—	—	—	—	(2,364)	(2,364)
Balance, June 30, 2022	27,075,648	27,076	28,072,855	(23,094,272)	(121,941)	4,883,718
Fair value of vested stock options	—	—	375,189	—	—	375,189
Fair value of vested restricted common stock	2,354,834	2,355	1,416,363	—	—	1,418,718
Forfeited restricted common stock	(65,165)	(65)	65	—	—	—
Fair value of vested unrestricted common stock	36,509	36	68,236	—	—	68,272
Repurchase of common stock	(51,841)	(52)	(104,198)	—	—	(104,250)
Common stock issued upon exercise of stock options	137,523	137	57,363	—	—	57,500
Modification cost of stock options	—	—	56,000	—	—	56,000
Net income	—	—	—	571,623	—	571,623
Foreign currency translation	—	—	—	—	3,717	3,717
Balance, June 30, 2023	29,487,508	$ 29,487	$ 29,941,873	$ (22,522,649)	$ (118,224)	$ 7,330,487

See notes to consolidated financial statements

Research Solutions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended June 30,	
	2023	2022
Cash flow from operating activities:		
Net income (loss)	$ 571,623	$ (1,632,384)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	52,649	17,651
Fair value of vested stock options	375,189	470,615
Fair value of vested restricted common stock	1,418,718	557,496
Fair value of vested unrestricted common stock	68,272	—
Modification cost of stock options	56,000	—
Changes in operating assets and liabilities:		
Accounts receivable	(901,518)	(534,092)
Prepaid expenses and other current assets	(124,314)	(5,774)
Prepaid royalties	(356,026)	58,269
Accounts payable and accrued expenses	1,337,056	(83,156)
Deferred revenue	886,198	734,175
Net cash provided by (used in) operating activities	3,383,847	(417,200)
Cash flow from investing activities:		
Purchase of property and equipment	(47,209)	(44,288)
Payment for non-refundable deposit for asset acquisition	(297,450)	—
Net cash used in investing activities	(344,659)	(44,288)
Cash flow from financing activities:		
Proceeds from the exercise of stock options	57,500	97,688
Proceeds from the exercise of warrants	—	59,500
Common stock repurchase	(104,250)	(93,918)
Payment of contingent acquisition consideration	(50,509)	—
Net cash provided by (used in) financing activities	(97,259)	63,270
Effect of exchange rate changes	229	(2,944)
Net increase (decrease) in cash and cash equivalents	2,942,158	(401,162)
Cash and cash equivalents, beginning of period	10,603,175	11,004,337
Cash and cash equivalents, end of period	$ 13,545,333	$ 10,603,175
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$ 5,602	$ 7,622
Non-cash investing and financing activities:		
Contingent consideration accrual on asset acquisition	$ 138,428	$ —

See notes to consolidated financial statements

RESEARCH SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2023 and 2022

Note 1.   Organization, Nature of Business and Basis of Presentation

Organization

Research Solutions, Inc. (the "Company," "Research Solutions," "we," "us" or "our") was incorporated in the State of Nevada on November 2, 2006, and is a publicly traded holding company with three wholly owned subsidiaries as of June 30, 2023: Reprints Desk, Inc., a Delaware corporation, Reprints Desk Latin America S. de R.L. de C.V, an entity organized under the laws of Mexico, and RESSOL LA, S. DE R.L. DE C.V., an entity organized under the laws of Mexico.

Nature of Business

We provide two service offerings to our customers: a cloud-based software-as-a-service ("SaaS") research platform ("Platforms") typically sold via annual auto-renewing license agreements and the sale of published scientific, technical, and medical ("STM") content sold as individual articles ("Transactions") either stand alone or via the Platform. When customers utilize the Platform to purchase Transactions it is packaged as a single solution that enables life science and other research-intensive organizations to accelerate their research and development activities with faster, access and management of STM articles used throughout the intellectual property development lifecycle. The Platform typically delivers a ROI to the customer via more effectively managing Transaction costs and saving researchers time during the research process.

Platforms

Our cloud-based SaaS research Platform consists of proprietary software and Internet-based interfaces sold to customers for an annual subscription fee. Legacy functionality allows customers to initiate orders, route orders for the lowest cost acquisition, manage transactions, obtain spend and usage reporting, automate authentication, and connect seamlessly to in-house and third-party software systems. Customers can also enhance the information resources they already own or license and collaborate around bibliographic information.

Additional functionality has recently been added to our Platform in the form of interactive app-like components. An alternative to manual data filtering, identification and extraction, the apps are designed to gather, augment, and extract data across a variety of formats, including bibliographic citations, tables of contents, RSS feeds, PDF files, XML feeds, and web content. We continue to develop new apps in order to build an ecosystem of apps. Together, these apps will provide researchers with an "all in one" toolkit, delivering efficiencies in core research workflows and knowledge creation processes.

Our Platform is deployed as a single, multi-tenant system across our entire customer base. Customers securely access the Platform through online web interfaces and via web service APIs that enable customers to leverage Platform features and functionality from within in-house and third-party software systems. The Platform can also be configured to satisfy a customer's individual preferences. We leverage our Platform's efficiencies in scalability, stability and development costs to fuel rapid innovation and competitive advantage.

Transactions

Our Platform provides our customers with a single source to the universe of published STM content that includes over 80 million existing STM articles and over one million newly published STM articles each year. STM content is sold to our customers on a transaction basis. Researchers and knowledge workers in life science and other research-intensive organizations generally require single copies of published STM journal articles for use in their research activities. These individuals are our primary users.

Our Platform allows customers to find and download digital versions of STM articles that are critical to their research. Customers submit orders for the articles they need which we source and electronically deliver to them generally in under an hour; in many cases under one minute. This service is generally known in the industry as single article delivery or document delivery. We also obtain the necessary permission licenses from the content publisher or other rights holder so that our customer's use complies with applicable copyright laws. We have arrangements with hundreds of content publishers that allow us to distribute their content. The majority of these publishers provide us with electronic access to their content, which allows us to electronically deliver single articles to our customers often in a matter of minutes.

Principles of Consolidation

The accompanying financial statements are consolidated and include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

These estimates and assumptions include estimates for reserves of uncollectible accounts, accruals for potential liabilities, assumptions made in valuing equity instruments issued for services or acquisitions, and realization of deferred tax assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with an original maturity of three months or less. In all periods presented, cash equivalents consist primarily of money market funds.

Fair Value of Financial Instruments

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price at which an asset could be exchanged or a liability transferred in a transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. A fair value hierarchy prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.
Level 3 – Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort. The Company has no fair value items required to be disclosed as of June 30, 2023 or 2022 under these requirements.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values because of the short maturity of these instruments.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company's historical losses and an overall assessment of past due trade accounts receivable outstanding. The Company established an allowance for doubtful accounts of $85,015 and $94,144 as of June 30, 2023 and 2022, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit. The Company does not anticipate incurring any losses related to these credit risks. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and intends to maintain allowances for anticipated losses, as required.

Cash denominated in Euros and British Pounds with an aggregate US Dollar equivalent of $1,760,323 and $483,232 at June 30, 2023 and 2022, respectively, was held in accounts at financial institutions located in Europe.

The Company has no customers that represent 10% of revenue or more for the years ended June 30, 2023 and 2022.

The Company has no customers that represent 10% of accounts receivable at June 30, 2023 and 2022.

The following table summarizes our content costs from our vendors:

| | Year Ended June 30, | |
	2023	2022
Vendor A	23 %	21 %
Vendor B	13 %	13 %

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the shorter of the useful lives of the related assets, or the lease term. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the consolidated statements of operations.

Management assesses the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If there is indication of impairment, management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. For the years ended June 30, 2023 and 2022, the Company did not recognize any impairments for its property and equipment.

Revenue Recognition

The Company accounts for revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASC 606"). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company derives its revenues from two sources: annual licenses that allow customers to access and utilize certain premium features of our cloud-based SaaS research intelligence platform ("Platforms") and the transactional sale of STM content managed, sourced and delivered through the Platform ("Transactions").



The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- identify the contract with a customer;

- identify the performance obligations in the contract;

- determine the transaction price;

- allocate the transaction price to performance obligations in the contract; and

- recognize revenue as the performance obligation is satisfied.

Platforms

We charge a subscription fee that allows customers to access and utilize certain premium features of our Platform. Revenue is recognized ratably over the term of the subscription agreement, which is typically one year, provided all other revenue recognition criteria have been met. Billings or payments received in advance of revenue recognition are recorded as deferred revenue.

Transactions

We charge a transactional service fee for the electronic delivery of single articles, and a corresponding copyright fee for the permitted use of the content. We recognize revenue from single article delivery services upon delivery to the customer provided all other revenue recognition criteria have been met.

Revenue by Geographical Region

The following table summarizes revenue by geographical region:

| | Year Ended June 30, | | | |
	2023		2022	
United States	$ 21,862,582	58.0 %	$ 19,170,684	58.2 %
Europe	12,716,650	33.7 %	11,432,516	34.7 %
Rest of World	3,124,220	8.3 %	2,330,952	7.1 %
Total	$ 37,703,452	100 %	$ 32,934,152	100 %

Accounts Receivable by Geographical Region

The following table summarizes accounts receivable by geographical region:

	Year Ended June 30,			
	2023		**2022**	
United States	$ 3,727,977	60.6 %	$ 3,255,976	62.0 %
Europe	1,763,044	28.7 %	1,665,111	31.7 %
Rest of World	662,042	10.8 %	330,458	6.3 %
Total	$ 6,153,063	100 %	$ 5,251,545	100 %

Cost of Revenue

Platforms

Cost of Platform revenue consists primarily of personnel costs of our operations team, and to a lesser extent managed hosting providers and other third-party service and data providers.

Transactions

Cost of Transaction revenue consists primarily of the respective copyright fee for the permitted use of the content, less a discount in most cases, and to a much lesser extent, personnel costs of our operations team and third-party service providers.

Stock-Based Compensation

The Company periodically issues stock options, warrants and restricted stock to employees and non-employees for services, in capital raising transactions, and for financing costs. The Company accounts for share-based payments under the guidance as set forth in the Share-Based Payment Topic 718 of the FASB Accounting Standards Codification, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, officers, directors, and consultants, including employee stock options, based on estimated fair values. The Company estimates the fair value of stock option and warrant awards to employees and directors on the date of grant using an option-pricing model, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in the Company's Statements of Operations. The Company estimates the fair value of restricted stock awards to employees and directors using the market price of the Company's common stock on the date of grant, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in the Company's Statements of Operations.

Under ASC 718, Repurchase or Cancellation of equity awards, the amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars, the functional currency of the Company. Capital accounts of foreign subsidiaries are translated into US Dollars from foreign currency at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. Although the majority of our revenue and costs are in US dollars, the costs of Reprints Desk Latin America and ResSoL LA are in Mexican Pesos. As a result, currency exchange fluctuations may impact our revenue and the costs of our operations. We currently do not engage in any currency hedging activities.

Gains and losses from foreign currency transactions, which result from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, are included in selling, general and administrative expenses and amounted to a gain of $121,953 and a loss of $143,898 for the years ended June 30, 2023 and 2022, respectively. Cash denominated in Euros and British Pounds with an aggregate US Dollar equivalent of $1,760,323 and $483,232 at June 30, 2023 and 2022, respectively, was held in accounts at financial institutions located in Europe.

The following table summarizes the exchange rates used:

	Year Ended June 30,	
	2023	2022
Period end Euro : US Dollar exchange rate	1.09	1.05
Average period Euro : US Dollar exchange rate	1.05	1.13
Period end GBP : US Dollar exchange rate	1.27	1.21
Average period GBP : US Dollar exchange rate	1.20	1.34
Period end Mexican Peso : US Dollar exchange rate	0.06	0.05
Average period Mexican Peso : US Dollar exchange rate	0.05	0.05

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, excluding shares of unvested restricted common stock. Shares of restricted stock are included in the basic weighted average number of common shares outstanding from the time they vest. Diluted earnings per share is computed by dividing the net income applicable to common stock holders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Shares of restricted stock are included in the diluted weighted average number of common shares outstanding from the date they are granted. Potential common shares are excluded from the computation when their effect is antidilutive. At June 30, 2023 potentially dilutive securities include options to acquire 2,909,574 shares of common stock and unvested restricted common stock of 2,477,794. At June 30, 2022 potentially dilutive securities include options to acquire 3,182,872 shares of common stock and unvested restricted common stock of 400,092. The dilutive effect of potentially dilutive securities is reflected in diluted net income per share if the exercise prices were lower than the average fair market value of common shares during the reporting period.

Basic and diluted net loss per common share is the same for the year ended June 30, 2022 because all stock options, warrants, and unvested restricted common stock are anti-dilutive. For the year ended June 30, 2023, the calculation of diluted earnings per share include unvested restricted common stock, stock options and warrants, calculated under the treasury stock method.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses ("CECL") to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning July 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 3. Property and Equipment

Property and equipment consists of the following as of June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Computer equipment	$ 628,200	$ 566,518
Software	282,080	282,080
Furniture and fixtures	41,821	40,383
Total	952,101	888,981
Less accumulated depreciation	(881,908)	(840,996)
Net, Property and equipment	$ 70,193	$ 47,985

Depreciation expense for the years ended June 30, 2023 and 2022 was $28,329 and $17,651, respectively.

Note 4. Intangible Assets

Intangible assets consist of customer lists, which are amortized over an estimated useful life of ten years. The Company does not have any intangible assets deemed to have indefinite lives. Amortization expense for the years ended June 30, 2023 and 2022 was $24,320 and $0, respectively. Amortization expense expected to be recognized is approximately $49,000 annually in 2024 through 2028 and approximately $217,000 thereafter.

Intangible assets consist of the following as of June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Customer lists	$ 1,192,998	$ 706,611
Intellectual property licenses	16,425	16,425
Total	1,209,423	723,036
Less accumulated amortization	(747,355)	(723,036)
Net, Intangible assets	$ 462,068	$ —

Note 5. Line of Credit

The Company entered into a Loan and Security Agreement with Silicon Valley Bank ("SVB") on July 23, 2010, which, as amended, provides for a revolving line of credit for the lesser of $2,500,000, or 80% of eligible accounts receivable. The line of credit matures on February 28, 2024, and is subject to certain financial and performance covenants with which we were in compliance as of June 30, 2023. Financial covenants include maintaining an adjusted quick ratio of unrestricted cash and net accounts receivable, divided by current liabilities plus debt less deferred revenue of at least 1.15 to 1.0. The line of credit bears interest at an annual rate equal to the greater of 1% above the prime rate and 5.0%. The interest rate on the line of credit was 9.25% as of June 30, 2023. The line of credit is secured by the Company's consolidated assets.

Pursuant to the Amended and Restated Loan and Security Agreement dated October 31, 2017 among the Company, Reprints Desk, Inc. and SVB (the "SVB LSA"), the Company was required to direct account debtors to deliver or transmit all proceeds of accounts remitted to the Company and its subsidiaries into a lockbox account as specified by

SVB, and to maintain its and its subsidiaries' primary operating and other deposit accounts with SVB. In compliance with the foregoing covenants the Company and its subsidiaries maintained with SVB substantially all of the dollar value of the Company's and its subsidiaries' accounts. At February 28, 2023, the Company held cash at SVB of $10,832,000, of which we estimate $9,738,000 was in excess of government insured limits.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver and SVB was subsequently transferred into a new entity, Silicon Valley Bridge Bank, N.A. ("SVB Bridge Bank"). On March 12, 2023, the U.S. Treasury Department, the Federal Reserve and the FDIC jointly announced enabling actions that fully protect all SVB depositors' insured and uninsured deposits, and that such depositors would have access to all of their funds starting March 13, 2023. On March 14, 2023, the Company was able to access its full deposits with SVB Bridge Bank. At June 30, 2023, the Company held cash at SVB Bridge Bank of $7,580,000, of which we estimate $6,443,000 was in excess of government insured limits.

There were no outstanding borrowings under the line as of June 30, 2023 and June 30, 2022, respectively. As of June 30, 2023, there was approximately $2,264,000 of available credit. On March 27, 2023, First Citizens BancShares, Inc entered into an agreement with the Federal Deposit Insurance Corporation (FDIC) to purchase all of the assets and liabilities of SVB. The Company has confirmed that the Loan and Security Agreement remains in effect post this transaction and that, in addition to having access to all of its deposits with SVB, it continues to have access to the revolving line of credit.

SVB Bridge Bank agreed that the Company can lower its cash balance threshold requirement associated with the SVB LSA, reducing the required balances of its and its subsidiaries' primary operating and other accounts with SVB, and the Company continues to evaluate the SVB LSA. At June 30, 2023, the Company also held cash at Bank of America, N.A. of $1,500,000 and at PNC Bank, N.A. of $4,448,000. The Company continues to re-allocate its cash position across all three banks and explore an overall banking diversification strategy as well as additional access to lending facilities.

Note 6. Stockholders' Equity

Stock Options

In December 2007, we established the 2007 Equity Compensation Plan (the "2007 Plan") and in November 2017 we established the 2017 Omnibus Incentive Plan (the "2017 Plan"), collectively (the "Plans"). The Plans were approved by our board of directors and stockholders. The purpose of the Plans is to grant stock and options to purchase our common stock, and other incentive awards, to our employees, directors and key consultants. On November 10, 2016, the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2007 Plan increased from 5,000,000 to 7,000,000. On November 21, 2017, the Company's stockholders approved the adoption of the 2017 Plan (previously adopted by our board of directors on September 14, 2017), which authorized a maximum of 1,874,513 shares of common stock that may be issued pursuant to awards granted under the 2017 Plan. On November 17, 2020, the Company's stockholders approved an increase in the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2017 Omnibus Incentive Plan from 2,374,513 to 3,374,513. On November 17, 2021, the Company's stockholders approved an increase in the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2017 Omnibus Incentive Plan from 3,374,513 to 6,874,513. Upon adoption of the 2017 Plan we ceased granting incentive awards under the 2007 Plan and commenced granting incentive awards under the 2017 Plan. The shares of our common stock underlying cancelled and forfeited awards issued under the 2017 Plan may again become available for grant under the 2017 Plan. Cancelled and forfeited awards issued under the 2007 Plan that were cancelled or forfeited prior to November 21, 2017 became available for grant under the 2007 Plan. As of June 30, 2023, there were 1,495,927 shares available for grant under the 2017 Plan, and no shares were available for grant under the 2007 Plan. All incentive stock award grants prior to the adoption of the 2017 Plan on November 21, 2017 were made under the 2007 Plan, and all incentive stock award grants after the adoption of the 2017 Plan on November 21, 2017 were made under the 2017 Plan.

The majority of awards issued under the Plan vest immediately or over three years, with a one year cliff vesting period, and have a term of ten years. Stock-based compensation cost is measured at the grant date, based on the fair value of the awards that are ultimately expected to vest, and recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

The following table summarizes vested and unvested stock option activity:

	All Options		Vested Options		Unvested Options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at July 1, 2021	3,258,408	$ 1.68	2,930,474	$ 1.60	327,934	$ 2.46
Granted	307,843	2.22	—	—	307,843	2.22
Options vesting	—	—	452,879	2.26	(452,879)	2.26
Exercised	(357,079)	1.20	(357,079)	1.20	—	—
Forfeited	(26,300)	1.34	(26,300)	1.34	—	—
Outstanding at June 30, 2022	3,182,872	$ 1.79	2,999,974	$ 1.75	182,898	$ 2.49
Granted	200,000	2.15	—	—	200,000	2.15
Options vesting	—	—	336,834	2.28	(336,834)	2.28
Exercised	(307,298)	1.31	(307,298)	1.31	—	—
Forfeited	(166,000)	1.81	(163,917)	1.79	(2,083)	3.92
Outstanding at June 30, 2023	2,909,574	$ 1.87	2,865,593	$ 1.86	43,981	$ 2.47

The following table presents the assumptions used to estimate the fair values based upon a Black-Scholes option pricing model of the stock options granted during the years ended June 30, 2023 and 2022.

	Years Ended June 30,	
	2023	2022
Expected dividend yield	— %	— %
Risk-free interest rate	3.76 %	0.92 - 1.81 %
Expected life (in years)	5	5 - 6
Expected volatility	56 %	56 %

The weighted average remaining contractual life of all options outstanding as of June 30, 2023 was 5.49 years. The remaining contractual life for options vested and exercisable at June 30, 2023 was 5.45 years. Furthermore, the aggregate intrinsic value of options outstanding and of options vested and exercisable at June 30, 2023 was $1,096,942, in each case based on the fair value of the Company's common stock on June 30, 2023.

During the year ended June 30, 2023, the Company granted 200,000 options to directors with a fair value of $222,000 which, due to immediate vesting, were fully expensed at the time of grant. The total fair value of options that vested during the year ended June 30, 2023 was $375,189 and was included in selling, general and administrative expenses in the accompanying statement of operations. As of June 30, 2023, the amount of unvested compensation related to the unvested options was $56,577 which will be recorded as an expense in future periods as the options vest. During the year ended June 30, 2023, the Company issued 137,523 net shares of common stock upon the exercise of options underlying 307,298 shares of common stock, resulting in net cash proceeds of $57,500.

During the year ended June 30, 2022, the Company granted 307,843 options to employees with a fair value of $342,566 which amount will be amortized over the vesting period. The total fair value of options that vested during the year ended June 30, 2022 was $470,615 and was included in selling, general and administrative expenses in the accompanying statement of operations. As of June 30, 2022, the amount of unvested compensation related to the unvested options was $212,642 which will be recorded as an expense in future periods as the options vest. During the year ended June 30, 2022, the Company issued 211,072 net shares of common stock upon the exercise of options underlying 357,079 shares of common stock, resulting in net cash proceeds of $97,688.

Additional information regarding stock options outstanding and exercisable as of June 30, 2023 is as follows:

Option Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Options Exercisable
$ 0.70	225,000	2.43	225,000
0.77	25,000	1.14	25,000
0.80	16,000	2.14	16,000
0.90	15,000	2.10	15,000
1.00	15,000	1.70	15,000
1.05	305,000	3.15	305,000
1.09	40,000	2.90	40,000
1.10	105,000	2.00	105,000
1.20	274,000	4.05	274,000
1.59	25,000	4.87	25,000
1.80	54,550	0.23	54,550
1.95	200,000	5.01	200,000
2.10	238,767	8.62	238,767
2.13	216,708	7.39	215,316
2.15	200,000	9.45	200,000
2.17	35,955	7.87	26,965
2.19	5,000	8.56	2,500
2.40	302,833	5.38	302,833
2.43	61,250	7.93	53,750
2.45	163,000	7.10	163,000
2.49	78,435	6.92	76,195
2.50	20,000	5.88	20,000
2.64	30,882	8.10	20,588
2.67	33,194	8.22	22,129
2.99	8,000	6.87	8,000
3.13	208,000	6.38	208,000
3.50	8,000	6.62	8,000
Total	2,909,574		2,865,593

Warrants

The following table summarizes warrant activity:

	Number of Warrants		Weighted Average Exercise Price
Outstanding, June 30, 2021	50,000	$	1.19
Granted	—		—
Exercised	(50,000)		1.19
Repurchased	—		—
Expired/Cancelled	—		—
Outstanding, June 30, 2022	—	$	—
Granted	—		—
Exercised	—		—
Repurchased	—		—
Expired/Cancelled	—		—
Outstanding, June 30, 2023	—	$	—
Exercisable, June 30, 2022	—	$	—
Exercisable, June 30, 2023	—	$	—

During the year ended June 30, 2022, certain holders of warrants to purchase shares of the Company's common stock at a per share exercise price of $1.19 exercised those warrants to purchase 50,000 shares, generating gross proceeds to the Company of $59,500.

Restricted Common Stock

Prior to July 1, 2021, the Company issued 2,473,176 shares of restricted common stock to employees valued at $2,985,198, of which $2,503,245 had been recognized as an expense. As of June 30, 2021, 245,252 of these shares with a grant date fair value of $481,953 had not yet vested.

During the year ended June 30, 2022, the Company issued an additional 356,582 shares of restricted stock to employees. Of this amount, 256,582 shares vest over a three year period, with a one year cliff vesting period, and remain subject to forfeiture if vesting conditions are not met. The remaining 100,000 shares vest over a four year period, with a one year cliff vesting period, and remain subject to forfeiture if vesting conditions are not met. The aggregate fair value of the stock awards was $850,996 based on the market price of our common stock ranging from $1.87 to $2.64 per share on the date of grant, which will be amortized over the vesting period.

During the year ended June 30, 2023, the Company issued an additional 2,354,834 shares of restricted stock to employees with an aggregate fair value of $3,478,878. Of this amount, 229,834 shares vest over a three year period, with a one year cliff vesting period, and remain subject to forfeiture if vesting conditions are not met and 25,000 shares vest over a four year period, with a one year cliff vesting period, and remain subject to forfeiture if vesting conditions are not met. The aggregate fair value of these stock awards was $503,478 based on the market price of our common stock price ranging from $1.94 to $2.22 per share on the date of grant, which will be amortized over the range of three and four-year vesting periods. The remaining 2,100,000 shares were granted, under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP"). The LTEBP replaces the previous restricted stock compensation program for executives. It spans 5 years and is designed to better serve stockholder interests by aligning key executive compensation with stockholder value. Awards under the LTEBP will vest as follows, upon the 30-day volume weighted average price (VWAP) of our common stock reaching the following targets:

- 20% at a 30-day VWAP of $3.00 per share;
- 20% at a 30-day VWAP of $3.75 per share;
- 20% at a 30-day VWAP of $4.50 per share;

- 20% at a 30-day VWAP of $5.25 per share; and
- 20% at a 30-day VWAP of $6.00 per share.

Upon a change of control vesting will accelerate with respect to that portion of the award that would vest if the target 30-day VWAP was achieved at the level above the per share price in such change of control transaction. For example, if we granted an award of 100,000 shares under the LTEBP, 20,000 shares would vest upon our stock price achieving a 30-day VWAP of $3.00 per share, and 20,000 shares would vest upon our stock price achieving a 30-day VWAP of $3.75 per share. If the per share price in a change of control transaction was $5.00 per share, vesting would accelerate for 40,000 shares under the same award (i.e. the number of shares that would vest for our stock price achieving a 30-day VWAP of $5.25 per share, pursuant to a tier round up provision in the Plan effective upon a change in control). As a condition to receiving awards under the LTEBP, recipients will be required to hold at least 75% of all vested shares during the term of their employment. Applicable target 30-day VWAPs must be achieved within 5 years following the grant of awards under the LTEBP, and all unvested awards under the LTEBP will be forfeited upon expiration of such 5-year period. Recipients will also forfeit unvested awards in the event their service with our company terminates for any reason.

As the vesting of the 2,100,000 shares of restricted common stock under the LTEBP is subject to certain market conditions, pursuant to current accounting guidelines, the Company determined the fair value to be $2,975,400, computed using the Monte Carlo simulations on a binomial model with the assistance of a valuation specialist with a derived service period ranging from 1.36 to 2.59 years. The total fair value of restricted common stock vesting and expenses related to amortization of the fair value of the LTEBP program during the year ended June 30, 2023 was $1,418,717 and is included in selling, general and administrative expenses in the accompanying statements of operations. As of June 30, 2023, the amount of unvested compensation related to issuances of restricted common stock was $2,711,661, which will be recognized as an expense in future periods as the shares vest. When calculating basic net income per share, these shares are included in weighted average common shares outstanding from the time they vest. When calculating diluted net income per share, these shares are included in weighted average common shares outstanding as of their grant date. When calculating net loss per share, the 2,477,794 shares are considered antidilutive and are excluded from that calculation.

The following table summarizes restricted common stock activity:

	Number of Shares	Fair Value	Weighted Average Grant Date Fair Value
Non-vested, June 30, 2021	245,252	481,953	$ 2.47
Granted	356,582	850,996	2.39
Vested	(201,742)	(557,496)	2.51
Forfeited	—	—	—
Non-vested, June 30, 2022	400,092	$ 775,453	$ 2.38
Granted	2,354,834	3,478,878	1.48
Vested	(211,967)	(1,418,717)	2.42
Forfeited	(65,165)	(123,953)	2.15
Non-vested, June 30, 2023	2,477,794	$ 2,711,661	$ 1.52

Common Stock Repurchase and Retirement

Effective as of February 9, 2021, the Compensation Committee of our Board of Directors authorized the repurchase, during calendar year 2021 on the last day of each trading window and otherwise in accordance with our insider trading policies, of up to $400,000 of outstanding common stock (at prices no greater than $4.00 per share) from our employees to satisfy their tax obligations in connection with the vesting of stock incentive awards. The Compensation Committee of our Board of Directors subsequently approved the extension of the repurchases under the same terms through the end of fiscal year 2024. The actual number of shares repurchased will be determined by applicable employees in their discretion, and will depend on their evaluation of market conditions and other factors. As of June 30, 2022, $255,345 remained under the current authorization to repurchase our outstanding common stock from our employees.

During the years ended June 30, 2023 and 2022, we repurchased 51,841 and 40,221 shares of our common stock under the repurchase plan at an average price of approximately $2.01 and $2.34 per share, respectively, for an aggregate amount of $104,250 and $93,918, respectively. As of June 30, 2023, $151,095 remains under the current authorization to repurchase our outstanding common stock from our employees.

Shares repurchased are retired and deducted from common stock for par value and from additional paid in capital for the excess over par value. Direct costs incurred to acquire the shares are included in the total cost of the shares.

The following table summarizes repurchases of our common stock on a monthly basis:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 2021	21,365	$ 2.55	—	$ 294,782
December 2021	5,951	$ 2.24	—	281,451
March 2022	6,086	$ 2.34	—	267,210
June 2022	6,819	$ 1.74	—	255,345
Year ended June 30, 2022	40,221	$ 2.34	—	$ 255,345
September 2022	9,659	$ 1.87	—	$ 237,283
December 2022	16,141	$ 1.90	—	206,616
March 2023	12,785	$ 2.02	—	180,789
June 2023	13,256	$ 2.24	—	151,095
Year ended June 30, 2023	51,841	$ 2.01	—	$ 151,095

1   Consists of shares of common stock purchased from employees to satisfy tax obligations in connection with the vesting of stock incentive awards.

Note 7.   Contingencies and Commitments

Legal Proceedings

The Company is involved in legal proceedings in the ordinary course of its business. Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay, will not have a material effect on the Company's consolidated financial statements.

Note 8.   Income Taxes

The provision for income taxes consists of the following for the years ended June 30, 2023 and 2022:

	Years Ended June 30,	
	2023	2022
Current		
Federal	$ —	$ —
State	3,806	3,820
Foreign (Mexico)	1,796	3,802
Deferred		
Federal	—	—
Foreign	—	—
State	—	—
Provision for income tax expense	$ 5,602	$ 7,622

During the year ended June 30, 2023, the Company recorded a provision for income tax expense of $5,602, which consisted of $3,806 in state income tax payments and $1,796 in foreign (Mexico) income tax payments. During the year ended June 30, 2022, the Company recorded a provision for income tax expense of $7,622 which consisted of $3,820 in state income tax payments and $3,802 in foreign (Mexico) income tax payments.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	Years Ended June 30,	
	2023	2022
Federal income tax rate	21.0 %	21.0 %
State tax, net of federal benefit	5.0 %	5.0 %
Permanent differences	(3.4)%	1.2 %
Change in valuation allowance	(21.8)%	(27.7)%
Effective income tax rate	0.8 %	(0.5)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 30, 2023 and 2022 are as follows:

	June 30, 2023	June 30, 2022
Deferred tax assets:		
Federal net operating loss carryforward	$ 2,074,080	$ 2,440,870
State net operating loss carryforward	171,716	326,117
Intangibles amortization	148,404	156,196
Stock based compensation	2,250,149	1,993,124
Other	211,219	207,901
Total deferred tax assets	4,855,568	5,124,208
Deferred tax liability:		
Fixed asset depreciation	(73,224)	(51,094)
Net deferred tax assets	4,782,344	5,073,114
Less valuation allowance	(4,782,344)	(5,073,114)
	$ —	$ —

The Company has provided a valuation allowance on the deferred tax assets at June 30, 2023 and 2022 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted. The net change in the valuation allowance for the year ended June 30, 2023 was a decrease of $290,770.

At June 30, 2023 and 2022, the Company had federal net operating loss ("NOL") carryforwards of approximately $15,650,000 and $15,040,000, respectively, and state NOL carryforwards of approximately $6,560,000 and $6,420,000, respectively. Federal NOLs generated prior to and after 2018 can be carried forward indefinitely with some limitations. State NOLs, if unused, completely expire in 2039.

Effective January 1, 2007, the Company adopted FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. This guidance also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of June 30, 2023 and 2022, the Company did not have a liability for unrecognized tax benefits, and no adjustment was required at adoption.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of June 30, 2023 and 2022, the Company has no accrued interest or penalties related to uncertain tax positions.

Company is subject to taxation in the United States and various states and Mexico. The Company is subject to United States federal or state income tax examinations by tax authorities for fiscal years after 2017.

Note 9. Acquisition

On September 28, 2022, Reprints Desk entered into an asset purchase agreement with FIZ Karlsruhe – Leibniz-Institut für Informationsinfrastruktur GmbH ("FIZ"). FIZ delivers STM content pursuant to various contracts with its customers through its AutoDoc platform. FIZ agreed to assign and transfer to Reprints Desk certain of these contracts effective January 1, 2023 (the "Sold Contracts").

On September 30, 2022, Reprints Desk made a non-refundable payment of $297,450 (€300,000) (the "Base Amount") as initial consideration for the asset purchase. As of June 30, 2023, Reprints Desk has recorded $95,689 in contingent consideration for customers that have their Sold Contracts assumed by Reprints Desk in comparison to the trailing twelve months of revenue of all Sold Contracts (the "Base Amount Plus"). On June 30, 2023, $44,553 in contingent consideration was recorded for customers that placed an order and have consented to have their contract assumed by Reprints Desk (the "Bonus Amount"). As of the June 30, 2023, $50,509 of Bonus Amount payments were made for the 2023 fiscal year. The Bonus Amount is based upon the collectable service fee that FIZ would have received from these customers. Contingent consideration for the Bonus Amount will continue to be paid in arrears through the quarter ending December 31, 2025.

The current contingent consideration for the Base Amount Plus and the Bonus Amount are recorded as a short-term liability on the balance sheet. At June 30, 2023, the Base Amount, the Base Amount Plus and the Bonus Amount were recorded as intangible assets on the balance sheet with an estimated average useful life of 10 years.

Note 10. Subsequent Events

Acquisition

On July 28, 2023, the Company acquired 100% of the outstanding stock of Resolute Innovation, Inc. ("Resolute Innovation"), a Delaware corporation, an advanced search platform that equips organizations with search, discovery and knowledge management tools that are powered by artificial intelligence ("AI") and neuro-linguistic programming ("NLP") technologies. The initial purchase consideration, net of cash acquired, was approximately $2.9 million. In addition, the acquisition agreement includes an earnout that will be based upon the product of three and one half multiplied by ending annual recurring revenue as of January 31, 2025 less the agreed upon Enterprise Value of $3.4 million. The Resolute Innovation acquisition will be accounted for under the purchase method, and accordingly, the results of operations will be included in the Company's financial statements from the date of acquisition. The acquisition is not expected to have a material impact on the Company's consolidated financial statements and notes thereto.

Stock Options

On September 1, 2023, the Company issued 3,578 shares of common stock upon the exercise of stock options underlying 17,000 shares of common stock on a cashless basis.

Restricted Common Stock

On August 25, 2023, the Company issued 5,000 shares of restricted stock to an employee. These shares vest over a three year period, with a one year cliff vesting period, and remain subject to forfeiture if vesting conditions are not met. The aggregate value of the stock award was $11,200 based on the market price of our common stock of $2.24 per share on the date of grant, which will be amortized over the three-year vesting period.

On August 25, 2023, the Company granted, under the 2017 Plan, restricted stock awards in the amount 100,000 shares to key employees in accordance with its long-term equity bonus program (the "LTEBP"). The LTEBP spans 5 years and is designed to better serve stockholder interests by aligning key executive compensation with stockholder value. Awards under the LTEBP will vest as follows, upon the 30-day volume weighted average price (VWAP) of our common stock reaching the following targets:

- 20% at a 30-day VWAP of $3.00 per share;
- 20% at a 30-day VWAP of $3.75 per share;
- 20% at a 30-day VWAP of $4.50 per share;
- 20% at a 30-day VWAP of $5.25 per share; and
- 20% at a 30-day VWAP of $6.00 per share.

Upon a change of control vesting will accelerate with respect to that portion of the award that would vest if the target 30-day VWAP was achieved at the level above the per share price in such change of control transaction. For example, if we granted an award of 100,000 shares under the LTEBP, 20,000 shares would vest upon our stock price achieving a 30-day VWAP of $3.00 per share, and 20,000 shares would vest upon our stock price achieving a 30-day VWAP of $3.75 per share. If the per share price in a change of control transaction was $5.00 per share, vesting would accelerate for 40,000 shares under the same award (i.e. the number of shares that would vest for our stock price achieving a 30-day VWAP of $5.25 per share). As a condition to receiving awards under the LTEBP, recipients will be required to hold at least 75% of all vested shares during the term of their employment. Applicable target 30-day VWAPs must be achieved within 5 years following the grant of awards under the LTEBP, and all unvested awards under the LTEBP will be forfeited upon expiration of such 5-year period. Recipients will also forfeit unvested awards in the event their service with our company terminates for any reason.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with our accountants on accounting and financial disclosure during the last two fiscal years.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. For purposes of this section, the term *disclosure controls and procedures* means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2023, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

(i)   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2023, using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations ("COSO"), "2013 Internal Control–- Integrated Framework." Based upon that evaluation, management believes our internal control over financial reporting was effective as of June 30, 2023.

Inherent Limitations on the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Controls Over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

Item 9B. Other Information

On September 5, 2023, the Compensation Committee of the Company's Board of Directors approved the extension of the term of the employment agreement with Mr. Ahlberg effective June 30, 2023, for an annual renewing term unless Reprints Desk provides at least 30 days' prior notice of non-renewal, subject to the termination provisions of his employment agreement. The Company entered into an amendment to Mr. Ahlberg's executive employment agreement effective June 30, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth the name, age, position, and date of appointment of each of our directors and executive officers as of September 8, 2023:

Name	Age	Position	Date of Appointment
Peter Victor Derycz	61	Executive Chairman	March 29, 2021
Roy W. Olivier	65	President and Chief Executive Officer, and Director	March 29, 2021
William Nurthen	50	Chief Financial Officer and Secretary	October 4, 2021
Scott Ahlberg	60	Chief Operating Officer	July 1, 2007
Shane Hunt (5)	46	Chief Revenue Officer	May 18, 2022
John Regazzi (1) (2)	74	Lead Independent Director	June 22, 2015
Barbara J. Cooperman (1)	68	Director	February 8, 2022
Gen. Merrill McPeak (1) (3) (4)	87	Director	November 5, 2010

(1) Member of Audit Committee, Compensation Committee, and Nominating and Governance Committee

(2) Chairman of the Audit Committee

(3) Chairman of the Compensation Committee

(4) Chairman of the Nominating and Governance Committee

(5) Previously served as Chief Customer Success Officer appointed July 1, 2018

Peter Victor Derycz – Executive Chairman

Mr. Derycz founded Reprints Desk and was named Executive Chairman on March 29, 2021. Mr. Derycz served as Chief Executive Officer and President from January 6, 2006 through March 28, 2021, and as a member of the Company's Board of Directors since January 6, 2016, including Chairman of the Board from January 6, 2006 through August 19, 2015. Mr. Derycz was a founder of Infotrieve, Inc. in 1989 and served as its President from February 2003 until September 2003. He served as the Chief Executive Officer of Puerto Luperon, Ltd. (Bahamas), a real estate development company, from January 2004 until December 2005. He served on the International Advisory Board of the San Jose State University School of Information, and served as a member of the board of directors of Insignia Systems, Inc. (Nasdaq:ISIG), a consumer products advertising company from 2006 to 2014. Mr. Derycz received a B.A. in Psychology from the University of California at Los Angeles. Our board of directors believes that Mr. Derycz' familiarity with our day-to-day operations, his strategic vision for our business and his past leadership and management experience make him qualified to serve as a director.

Roy W. Olivier – Chief Executive Officer and President, and Director

Mr. Olivier was named Interim Chief Executive Officer and President on March 29, 2021 and was formally appointed as Chief Executive Officer and President on October 4, 2021. Mr. Olivier has been a member of the Company's Board of Directors since January 2018. Before joining Research Solutions/Reprints Desk, Mr. Olivier served as CEO of ARI Network Services, a leading provider of SaaS tools and marketing services, growing the business from less than 80 employees to over 1,200 and increasing revenues from under $15 million to over $100 million through accelerated organic growth and acquisitions. Earlier in his career, he served as VP of Sales and Marketing for ProQuest Media Solutions (now Snap-on Inc.) and held executive and senior management positions at multiple companies across the telecommunications and computer industries including Multicom Publishing, Tandy Corporation, BusinessLand and PacTel.

William Nurthen – Chief Financial Officer and Secretary

Mr. Nurthen was appointed as Chief Financial Officer and Secretary on October 4, 2021. He brings more than twenty years of experience which includes financial leadership roles at both publicly traded and private companies across multiple industries. Prior to joining Research Solutions, Mr. Nurthen served in Chief Financial Officer roles for Endeavor Business Media, a B2B media publisher, and ARI Network Services, Inc. (formerly on the Nasdaq), a SaaS marketing company. Mr. Nurthen has also held prior CFO roles in investment banking, biotechnology, and information technology. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Bachelor of Business Administration from the University of Notre Dame.

Scott Ahlberg – Chief Operating Officer

Mr. Ahlberg has effectively served as the Chief Operating Officer since July 1, 2007, and has many years of experience in content and startup businesses. Mr. Ahlberg started with Dynamic Information (EbscoDoc) in the 1980s, then went on to be Executive Vice President at Infotrieve, Inc. After leaving Infotrieve in 2005 Mr. Ahlberg provided consulting services to ventures in professional networking and medical podcasting. He joined Reprints Desk in 2006. His areas of expertise include strategic planning, operational innovation, copyright and content licensing, and quality management. Mr. Ahlberg has degrees from Stanford University (B.A., 1984) and the University of London (M.A., 1990).

Shane Hunt – Chief Revenue Officer

Mr. Hunt provides leadership resulting in the acquisition and development of healthy long-term relationships with the Company's cloud-based software customers and ensures the daily satisfaction of users across R&D-driven organizations in life sciences, technology and academia worldwide. Mr. Hunt has nearly 20 years of industry experience and was co-founder of 4 Research Solutions Inc., a boutique information industry start-up that the Company acquired in 2012. Mr. Hunt attended California State University, Chico for his undergraduate and graduate studies in Psychology.

John Regazzi – Lead Independent Director

Mr. Regazzi was appointed to our board of directors on June 22, 2015, and served as Chairman of the Board from August 20, 2015 through March 29, 2021, when he was designated Lead Independent Director. Mr. Regazzi is an information services and IT industry innovator, with more than four decades of experience. He is currently managing director of Akoya Capital Partners, a sector-focused private investment firm, where for the last few years he has served as its professional information services sector leader. He has also been a professor at the Long Island University's College of Education, Information and Technology since 2005, and has served as dean of LIU's College of Information and Computer Science. Before joining Akoya Capital Partners, Mr. Regazzi served for several years as CEO of Elsevier Inc. and managing director of the NYSE-listed Reed Elsevier, the world's largest publisher and information services company for journal and related scientific, technical and medical content. At Reed Elsevier, he oversaw its expansive electronic publishing portfolio, with a program staff of 3,000 and revenues exceeding $1 billion. He was previously CEO of Engineering Information, which he helped turn around before being acquired by Reed Elsevier. As a recognized industry thought leader, Mr. Regazzi has designed, launched, and managed some of the most innovative and well-known information services in the professional communities, including the Engineering Village, Science Direct, Scirus and Scopus, as well as numerous other electronic information services dating back to the early days of the online and CD-ROM industries. Mr. Regazzi has served on a variety of corporate and industry boards, including the British Standards Institute Group and the American Institute of Physics, and he served as chairman of the board of National Technical Information Service, a division of the U.S. Department of Commerce. He currently serves as chairman of DiSTI and Convergered Security Solutions (CSS), both Akoya portfolio companies. Mr. Regazzi earned his B.S. from St. Johns University, M.A. from University of Iowa, M.S. from Columbia University, and Ph.D. in Information Science from Rutgers University. Our board of directors concluded that Mr. Regazzi should serve as a director in light of his extensive experience in the information services industry.

Barbara J. Cooperman – Director

Ms. Cooperman was appointed to our board of directors on February 8, 2022. Ms. Cooperman is an accomplished executive with general management background, P&L responsibility, and world-class marketing specialty in both B2B and B2C sectors. She has more than 20 years' governance experience on boards including early-stage and privately held companies, nonprofits, industry associations, as well as executive leadership teams. She is known for being strategic and is a highly regarded leader skilled at developing vision and guiding organizations through growth stages and periods of reinvention. With 20+ years in the C-suite, Ms. Cooperman has significant experience advising the board on a wide range of issues such as unlocking brand value, strategic plans, M&A, and corporate social responsibility. Most recently, Ms. Cooperman was the global CMO at Kroll, a leader in cyber security and risk consulting, and Kroll Ontrack, a leader in ediscovery and data recovery. Joining as the firm came out of bankruptcy, she restored worldwide gold standard brand reputations, created go-to-market strategy for the high-growth cyber security practice, and managed corporate and crisis communications through the successful sale of both companies and several high-stakes matters. Kroll Ontrack was sold in 2016 and Kroll in 2018, both at highly attractive valuations. Prior to her role as Chief Marketing Officer at Kroll, Inc., Ms. Cooperman worked for 12 years at Reed Elsevier, where she served as the Global Chief Marketing Officer for LexisNexis and Elsevier. Our board of directors concluded that Ms. Cooperman should serve as a director in light of her extensive industry knowledge, marketing and operating expertise, and governance experience.

General Merrill McPeak – Director

Gen. McPeak was appointed to our board of directors on November 5, 2010. He is President of McPeak and Associates, a company he founded in 1995. From 1990 until his retirement from active military service in late 1994, he was chief of staff of the U.S. Air Force. During this period, he was the senior officer responsible for organization, training and equipage of a combined active duty, National Guard, Reserve and civilian work force of over 850,000 people serving at 1,300 locations in the United States and abroad. As a member of the Joint Chiefs of Staff, he and the other service chiefs were military advisors to the Secretary of Defense and the President. Gen. McPeak has served on the board of directors of several publicly traded companies, including long service with Trans World Airlines, Inc. and with the test and measurement company, Tektronix, Inc. He was for many years Chairman of the Board of ECC International Corp., until that company was acquired by Cubic Corporation. Currently, Gen. McPeak is a director of Iovance Biotherapeutics (Nasdaq:IOVA). Gen. McPeak was a founding investor, director and chairman of Ethicspoint, Inc., a software-as-a-service provider of secure, confidential employee reporting systems, that was acquired by private equity at a return making it one of Oregon's most successful business startups in decades. Our board of directors concluded that Gen. McPeak should serve as a director in light of his demonstrated leadership abilities and years of experience serving on the boards of directors of numerous publicly traded corporations.

Term of Office

Each director serves until our next annual meeting or until his or her successor is duly elected and qualified. Each executive officer is elected by our board of directors and serves at its discretion.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of all Section 16(a) forms they file. Our review of copies of the Section 16(a) reports filed to report transactions occurring during the fiscal year ended June 30, 2023 indicates that all filing requirements applicable to our officers, directors, and greater than ten percent beneficial owners were complied with except as follows: Mr. Derycz failed to timely file one Form 4 reporting one transaction; Gen. McPeak failed to timely file one Form 4 reporting one transaction; and Mr. Ahlberg failed to timely file three Form 4s reporting six transactions.

Audit Committee Financial Expert

Our board of directors has a separately designated standing Audit Committee, comprised of Mr. Regazzi (Chairman), Gen. McPeak and Ms. Cooperman, each of whom our board of directors has determined to be an independent director as that term is defined in the applicable rules for companies traded on Nasdaq. Our board of directors has determined that Mr. Regazzi qualifies as an "audit committee financial expert" as defined under SEC rules.

Code of Ethics

Our board of directors has adopted a Code of Ethical Conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The code is available in the Corporate Governance – Code of Ethical Conduct section of our website, www.researchsolutions.com.

Item 11. Executive Compensation

Compensation of Executive Officers

The following table summarizes all compensation for the last two fiscal years awarded to, earned by, or paid to our Chief Executive Officer (principal executive officer) and our two most highly compensated executive officers other than our CEO who were serving as executive officers at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends.

Compensation of Executive Officers for Fiscal Years Ended June 30, 2023 and 2022

Name and principle Position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	All other compensation ($)	Total ($)
Peter Victor Derycz	2023	371,520	68,220	67,200 [1]	8,097	515,037
Executive Chairman	2022	371,760	124,000	125,862 [2]	18,205	639,827
Roy W. Olivier	2023	400,000	105,600	857,000 [3] [4]	17,734	1,380,334
President and Chief Executive Officer, and Director	2022	371,520	—	142,999 [5]	9,520	524,039
William Nurthen	2023	310,000	76,000	468,926 [6] [7]	19,058	873,984
Chief Financial Officer and Secretary	2022	214,092	70,500	284,000 [8]	13,460	582,052

(1) Represents the grant date fair value of 34,639 shares of restricted stock granted on August 19, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. The restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

(2) Represents the grant date fair value of 30,061 shares of restricted stock granted on August 5, 2021, 7,078 shares of restricted stock granted on December 2, 2021, 7,381 shares of restricted stock granted on February 8, 2022, and 8,289 shares of restricted stock granted on May 10, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. The restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

(3) Represents the grant date fair value of 79,897 shares of restricted stock granted on August 19, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. The restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

(4) Represents the grant date fair value of 500,000 shares of restricted stock granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP"). The grant date fair value was computed using the Monte Carlo simulations on a binomial model with the assistance of a valuation specialist with a derived service period ranging from 1.43 to 2.59 years.

(5) Represents the grant date fair value of 18,939 shares of restricted stock granted on August 5, 2021, 14,155 shares of restricted stock granted on December 2, 2021, 14,762 shares of restricted stock granted on February 8, 2022, and 16,578 shares of restricted stock granted on May 10, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. The restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

(6) Represents the grant date fair value of 24,601 shares of restricted stock granted on August 19, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. The restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

(7) Represents the grant date fair value of 300,000 shares of restricted stock granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP"). The grant date fair value was computed using the Monte Carlo simulations on a binomial model with the assistance of a valuation specialist with a derived service period ranging from 1.43 to 2.59 years.

(8) Represents the grant date fair value of 100,000 shares of restricted stock granted on October 4, 2021, 5,476 shares of restricted stock granted on February 8, 2022, and 6,150 shares of restricted stock granted on May 10, 2022. The grant date fair value was estimated using the market price of our common stock at the date of grant. Of this amount, 100,000 shares of the restricted stock vests over a four-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met. The remaining 11,626 shares of the restricted stock vests over a three-year period, with a one year cliff vesting period, and remains subject to forfeiture if vesting conditions are not met.

Employment Agreements

Peter Victor Derycz

On March 29, 2021, we entered into an amended and restated executive employment agreement with Mr. Derycz. Under the terms of the executive employment agreement, Mr. Derycz has agreed to serve as our Executive Chairman on an at-will basis. The term of the agreement ends on March 28, 2024. The agreement provides for a base salary of $371,520 per year and participation in an executive bonus plan as determined by the Board. No part of Mr. Derycz's salary is allocated to his duties as a director of our company.

The agreement contains provisions that prohibit Mr. Derycz from soliciting our customers or employees during his employment with us and for one year afterward. The agreement also contains provisions that restrict disclosure by Mr. Derycz of our confidential information and assign ownership to us of inventions related to our business that are created by him during his employment. We may terminate the agreement at any time, with or without cause. Mr. Derycz will be eligible to receive an amount equal to his then-current base salary and bonus payable through the end of the term in the form of salary continuation, and vesting for all of his then-outstanding incentive awards will fully accelerate such that such incentive awards shall become fully vested, if he is terminated without cause. Mr. Derycz may terminate the agreement at any time, with or without reason, upon four weeks' advance written notice.

Roy W. Olivier

On March 29, 2021, we entered into an executive employment agreement with Mr. Olivier. Under the terms of the executive employment agreement, Mr. Olivier agreed to serve as our Interim Chief Executive Officer and President on an at-will basis. The term of the agreement ended on September 21, 2021, and it was amended and restated on October 4, 2021 to formally appoint Mr. Oliver as Chief Executive Officer and President. The agreement provides for a base salary of $371,520 per year and participation in an executive bonus plan as determined by the Board. No part of Mr. Olivier's salary is allocated to his duties as a director of our company.

The amended and restated agreement contains provisions that prohibit Mr. Olivier from soliciting our customers or employees during his employment with us and for one year afterward. The agreement also contains provisions that restrict disclosure by Mr. Olivier of our confidential information and assign ownership to us of inventions related to our business that are created by him during his employment. We may terminate the agreement at any time, with or without cause. Mr. Olivier will be eligible to receive an amount equal to his then-current base salary payable and group medical benefits for a period equal to the lesser of (i) eighteen (18) months or (ii) or the end of the term if his amended and restated agreement, if he is terminated without cause. In addition, he is eligible to receive a pro-rata bonus for the fiscal year of termination. Mr. Olivier may terminate the agreement at any time, with or without reason, upon two weeks' advance written notice.

William Nurthen

On October 4, 2021, we entered into an executive employment agreement with Mr. Nurthen which has an indefinite period. Under the terms of the executive employment agreement, Mr. Nurthen has agreed to serve as our Chief Financial Officer on an at-will basis. The agreement provides for a base salary of $284,000 per year and participation in an executive bonus plan as determined by the Board.

The agreement contains provisions that prohibit Mr. Nurthen from soliciting our customers or employees during his employment with us and for one year afterward for employees and two years afterward for customers. The agreement also contains provisions that restrict disclosure by Mr. Nurthen of our confidential information and assign ownership to us of inventions related to our business that are created by him during his employment. We may terminate the agreement at any time, with or without cause. Mr. Nurthen will be eligible to receive (i) an amount equal to twelve (12) months of his then-current base salary payable in the form of salary continuation, (ii) a pro-rata bonus for the then-current fiscal year, (iii) acceleration of all outstanding unvested options or restricted stock as of the effective date of termination, and (iv) continuation of health and welfare benefits for 12 months if he is terminated without cause. Mr. Nurthen may terminate the agreement at any time, with or without reason, upon thirty (30) days' advance written notice.

Scott Ahlberg

On July 1, 2013, we entered into an executive employment agreement with Mr. Ahlberg which was subsequently amended effective June 30, 2023. Under the terms of the executive employment agreement, Mr. Ahlberg has agreed to serve as Chief Operating Officer on an at-will basis. The term of the agreement ends on June 30 of each year, subject to automatic renewal for subsequent one-year periods unless Reprints Desk provides written notice of non-renewal to Mr. Ahlberg at least thirty (30) days prior to the expiration of the then-current term, and subject to earlier termination in accordance with the other provisions of Mr. Ahlberg's executive employment agreement. The agreement provides for a base salary of $240,400 per year and participation in an executive bonus plan as determined by the Board.

The agreement contains provisions that prohibit Mr. Ahlberg from soliciting our customers or employees during his employment with us and for one year afterward. The agreement also contains provisions that restrict disclosure by Mr. Ahlberg of our confidential information and assign ownership to us of inventions related to our business that are created by him during his employment. We may terminate the agreement at any time, with or without cause. Mr. Ahlberg will be eligible to receive an amount equal to six (6) months of his then-current base salary payable in the form of salary continuation if he is terminated without cause. Mr. Ahlberg may terminate the agreement at any time, with or without reason, upon four weeks' advance written notice.

Shane Hunt

On November 1, 2012, we entered into an executive employment agreement with Mr. Hunt which was subsequently amended on June 30, 2022. Under the terms of the executive employment agreement, as amended, Mr. Hunt has agreed to serve as Chief Revenue Officer on an at-will basis. The term of the agreement is indefinite unless terminated by either party subject to the provisions of the employment agreement. The agreement provides for a base salary of $225,000 per year and participation in a bonus plan based upon company sales and retention, and executive bonus plan as determined by the Board.

The agreement contains provisions that prohibit Mr. Hunt from soliciting our customers or employees during his employment with us and for one year afterward. The agreement also contains provisions that restrict disclosure by Mr. Hunt of our confidential information and assign ownership to us of inventions related to our business that are created by him during his employment. We may terminate the agreement at any time, with or without cause. Mr. Hunt will be eligible to receive an amount equal to six (6) months of his then-current base salary payable in the form of salary continuation if he is terminated without cause. Mr. Hunt may terminate the agreement at any time, with or without reason, upon two weeks' advance written notice.

Outstanding Equity at Fiscal Year Ended June 30, 2023

The following table sets forth information regarding stock options, warrants and other stock awards (restricted stock) for each named executive officer as of June 30, 2023.

Outstanding Equity Awards at Fiscal Year Ended June 30, 2023

Name	Number of securities underlying unexercised options/warrants exercisable (#)	Number of securities underlying unexercised options/warrants unexercisable (#)	Option/ Warrant exercise price ($)	Option/ Warrant expiration date (1)	Stock Awards: Number of shares of stock that have not vested (#)	Stock Awards: Market value of shares of stock that have not vested ($)
Peter Victor Derycz	—	—	—	—	606 [2] $	1,292 [3]
	—	—	—	—	1,038 [4] $	2,583 [5]
	—	—	—	—	2,500 [6] $	5,425 [7]
	—	—	—	—	10,020 [8] $	26,454 [9]
	—	—	—	—	2,949 [10] $	6,459 [11]
	—	—	—	—	3,691 [12] $	7,750 [13]
	—	—	—	—	4,835 [14] $	9,042 [15]
	—	—	—	—	34,639 [18]	67,200 [19]
Roy W. Olivier	50,000	—	$ 2.40	11/13/2028	—	—
	50,000	—	$ 3.13	11/12/2029	—	—
	50,000	—	$ 2.13	11/17/2030	—	—
	—	—	—	—	6,313 [8] $	16,666 [9]
	—	—	—	—	5,898 [10] $	12,916 [11]
	—	—	—	—	7,381 [12] $	15,500 [13]
	—	—	—	—	9,671 [14] $	18,084 [15]
	—	—	—	—	79,897 [18]	155,000 [19]
	—	—	—	—	500,000 [20]	702,000 [21]
William Nurthen	—	—	—	—	56,250 [16] $	146,813 [17]
	—	—	—	—	2,738 [12] $	5,750 [13]
	—	—	—	—	3,588 [14] $	6,709 [15]
	—	—	—	—	24,601 [18] $	47,726 [19]
	—	—	—	—	300,000 [20] $	421,200 [21]

(1)   Stock options expire ten years from the grant date.

(2)   The restricted stock was granted on November 17, 2020 and vest over a three year period, with a one year cliff vesting period.

(3)   Based on a market closing price per share of common stock of $2.13 on November 17, 2020.

(4)   The restricted stock was granted on February 9, 2021 and vest over a three year period, with a one year cliff vesting period.

(5)   Based on a market closing price per share of common stock of $2.49 on February 9, 2021.

(6)   The restricted stock was granted on May 11, 2021 and vest over a three year period, with a one year cliff vesting period.

(7)   Based on a market closing price per share of common stock of $2.17 on May 11, 2021.

(8)   The restricted stock was granted on August 5, 2021 and vest over a three year period, with a one year cliff vesting period.

(9)   Based on a market closing price per share of common stock of $2.64 on August, 2021.

(10)   The restricted stock was granted on December 2, 2021 and vest over a three year period, with a one year cliff vesting period.

(11)   Based on a market closing price per share of common stock of $2.19 on December 2, 2021.

(12)   The restricted stock was granted on February 8, 2022 and vest over a three year period, with a one year cliff vesting period.

(13)   Based on a market closing price per share of common stock of $2.10 on February 8, 2022.

(14)   The restricted stock was granted on May 10, 2022 and vest over a three year period, with a one year cliff vesting period.

(15)   Based on a market closing price per share of common stock of $1.87 on May 10, 2022.

(16)   The restricted stock was granted on October 4, 2021 and vest over a four year period, with a one year cliff vesting period.

(17)   Based on a market closing price per share of common stock of $2.61 on October 4, 2021.

(18)   The restricted stock was granted on August 19, 2022 and vest over a three year period, with a one year cliff vesting period.

(19)   Based on a market closing price per share of common stock of $1.94 on August 19, 2022.

(20)   The restricted stock was granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP").

(21)   Based on fair value computed using the Monte Carlo simulations on a binomial model with the assistance of a valuation specialist with a derived service period ranging from 1.43 to 2.59 years.

Compensation of Directors

The following table sets forth compensation awarded or paid to our directors for the last fiscal year for the services rendered by them to the Company in all capacities.

Director Compensation for the Fiscal Years Ended June 30, 2023 and 2022

Name	Fiscal Year	Fees earned or paid in cash ($)	Warrant and Option Awards ($)	Total ($)
John Regazzi (1)	2023	36,000	55,500	91,500
	2022	18,000	104,000	122,000
Gen. Merrill McPeak (2)	2023	18,000	55,500	73,500
	2022	18,000	52,000	70,000
Eugene Robin (3)	2023	18,000	55,500	73,500
	2022	18,000	52,000	70,000
Barbara J. Cooperman (4)	2023	18,000	55,500	73,500
	2022	7,079	40,318	47,397

(1) Outstanding equity awards as of June 30, 2023 consists of options to purchase 50,000 shares of common stock at an exercise price of $2.15 per share, 100,000 shares of common stock at $2.10 per share, 100,000 shares of common stock at an exercise price of $2.13 per share, options to purchase 100,000 shares of common stock at an exercise price of $3.13 per share, options to purchase 100,000 shares of common stock at an exercise price of $2.40 per share, options to purchase 150,000 shares of common stock at an exercise price of $1.20, options to purchase 150,000 shares of common stock at an exercise price of $1.05 per share, options to purchase 150,000 shares of common stock at an exercise price of $0.70 per share, options to purchase 16,000 shares of common stock at an exercise price of $0.80 per share and options to purchase 30,000 shares of common stock at an exercise price of $1.10 per share.

(2) Outstanding equity awards as of June 30, 2023 consists of options to purchase 50,000 shares of common stock at an exercise price of $2.15 per share, 50,000 shares of common stock at an exercise price of $2.10 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.13 per share, options to purchase 50,000 shares of common stock at an exercise price of $3.13 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.40 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.20 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.05 per share, options to purchase 75,000 shares of common stock at an exercise price of $0.70 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.10 per share, options to purchase 50,000 shares of common stock at an exercise price of $1.05 per share, and options to purchase 50,000 shares of common stock at an exercise price of $1.15 per share.

(3) Outstanding equity awards as of June 30, 2023 consists of options to purchase 50,000 shares of common stock at an exercise price of $2.15, options to purchase 50,000 shares of common stock at an exercise price of $2.10 per share and options to purchase 31,250 shares of common stock at an exercise price of $2.43 per share.

(4) Outstanding equity awards as of June 30, 2023 consists of options to purchase 50,000 shares of common stock at an exercise price of $2.15, options to purchase 38,767 shares of common stock at an exercise price of $2.10 per share.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information, as of September 8, 2023, with respect to the holdings of (1) each person who is the beneficial owner of more than five percent of our common stock, (2) each of our directors, (3) each named executive officer, and (4) all of our directors and executive officers as a group.

Beneficial ownership of the common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares of common stock over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of September 8, 2023. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. The address of each director and officer is c/o Research Solutions, Inc., 10624 S. Eastern Ave., Ste. A-614, Henderson, NV 89052. Applicable percentage ownership in the following table is based on 29,596,086 shares of common stock outstanding as of September 8, 2023 plus, for each person, any securities that person has the right to acquire within 60 days of September 8, 2023.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares
Greater than 5% Shareholder:		
Richard H. Witmer, Jr.		
16 Fort Hills Lane		
Greenwich, CT 06831	2,608,448	8.8 %
Bristol Capital Advisors, LLC (1)		
555 Marin Street, Suite 140		
Thousand Oaks, CA 91360	2,582,108	8.7 %
Cove Street Capital, LLC		
525 South Douglas Street, Suite 225		
El Segundo, CA 90245	2,400,778	8.1 %
Directors and Executive Officers:		
Peter Victor Derycz (2)	3,321,322	11.2 %
Roy W. Olivier (3)	856,641	2.9 %
William Nurthen (4)	421,068	1.4 %
Scott Ahlberg (5)	596,516	2.0 %
Shane Hunt (6)	528,449	1.8 %
John Regazzi (7)	1,143,500	3.7 %
Gen. Merrill McPeak (8)	884,608	2.9 %
Barbara Cooperman (9)	88,767	* %
All Directors and Executive Officers as a group (8 persons) (10)	7,840,871	24.9 %

* Less than 1%

(1)   Paul Kessler exercises voting and investment power over the shares held by Bristol Investment Fund, Ltd. ("Bristol Fund") and is the brother-in-law of Peter Victor Derycz. Mr. Kessler previously served as a member of our board of directors from August 18, 2014 through November 6, 2015. Mr. Kessler, Bristol Fund and Bristol Capital Advisors, LLC, the investment advisor of Bristol Fund, may be deemed to have formed a group with Peter Derycz, Janice Peterson (who holds 1,200 shares of common stock as of August 16, 2023) and Andrew Ritter (who holds no shares of common stock as of August 16, 2023) within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The shares reported as beneficially owned by Bristol Fund do not include the shares beneficially owned by Mr. Derycz or Ms. Peterson. Bristol Fund disclaims any beneficial ownership of any shares of common stock beneficially owned by Mr. Derycz or Ms. Peterson. The foregoing information regarding the deemed group is based solely on Amendment No. 6 to Schedule 13D, filed by Mr. Derycz with the SEC on August 18, 2023.

(2)   Mr. Derycz may be deemed to have formed a group with Mr. Kessler, Bristol Fund, Bristol Capital Advisors, LLC, Janice Peterson (who holds 1,200 shares of common stock as of August 16, 2023) and Andrew Ritter (who holds no shares of common stock as of August 16, 2023) within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The shares reported as beneficially owned by Mr. Derycz do not include the shares beneficially owned by Bristol Fund or Ms. Peterson. Mr. Derycz disclaims any beneficial ownership of any shares of common stock beneficially owned by Bristol Fund or Ms. Peterson. The foregoing information regarding the deemed group is based solely on Amendment No. 6 to Schedule 13D, filed by Mr. Derycz with the SEC on August 18, 2023.

(3)   Includes shares underlying options to purchase 50,000 shares of common stock at an exercise price of $2.40 per share, and options to purchase 50,000 shares of common stock at an exercise price of $3.13 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.13 per share, and 609,159 shares of unvested restricted stock. Of this amount, 109,159 shares of the restricted stock vests over a three-year period, with one-year cliff vesting period and remains subject to forfeiture if vesting conditions are not met. The remaining 500,000 shares of the restricted stock were granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP").

(4)   Includes 387,177 shares of unvested restricted stock. Of this amount, 56,250 shares of the restricted stock vests over a four-year period, with a one-year cliff vesting period and remains subject to forfeiture if vesting conditions are not met. 30,927 shares of the restricted stock vests over a three-year period, with a one-year cliff vesting period and remains subject to forfeiture if vesting conditions are not met. The remaining 300,000 shares of the restricted stock were granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP").

(5)   Includes 197,479 shares of unvested restricted stock. Of this amount 47,479 shares of the restricted stock vests over a three-year period, with a one-year cliff vesting period and remains subject to forfeiture if vesting conditions are not met. The remaining 150,000 shares of the restricted stock were granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP").

(6)   Includes shares underlying options to purchase 7,500 shares of common stock at an exercise price of $1.00 per share, options to purchase 12,000 shares of common stock at an exercise price of $1.20 per share, options to purchase 10,000 shares of common stock at an exercise price of $1.59 per share, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share, options to purchase 8,000 shares of common stock at an exercise price of $2.49 per share, options to purchase 8,000 shares of common stock at an exercise price of $3.13 per share, options to purchase 8,000 shares of common stock at an exercise price of $3.50 per share, options to purchase 8,000 shares of common stock at an exercise price of $2.99 per share, options to purchase 8,000 shares of common stock at an exercise price of $2.45 per share, options to purchase 8,000 shares of common stock at an exercise price of $2.13 per share, options to purchase 7,333 shares of common stock at an exercise price of $2.49 per share, options to purchase 6,667 shares of common stock at an exercise price of $2.17 per share, options to purchase 5,515 shares of common stock at an exercise price of $2.64 per share, and 315,544 shares of unvested restricted stock. Of this amount, 15,544 shares of the restricted stock vests over a three-year period, with one-year cliff vesting period and remains subject to forfeiture if vesting conditions are not met. The remaining 300,000 shares of the restricted stock were granted on November 1, 2022 under the 2017 Plan, as restricted stock awards to key management in accordance with its long-term equity bonus program (the "LTEBP").

(7)   Includes shares underlying options to purchase 30,000 shares of common stock at $1.10 per share, options to purchase 16,000 shares of common stock at $0.80 per share, options to purchase 150,000 shares of common stock at $0.70 per share, options to purchase 150,000 shares of common stock at an exercise price of $1.05 per share, options to purchase 150,000 shares of common stock at an exercise price of $1.20 per share, options to purchase 100,000 shares of common stock at an exercise price of $2.40 per share, and options to purchase 100,000 shares

of common stock at an exercise price of $3.13 per share, options to purchase 100,000 shares of common stock at an exercise price of $2.13 per share, options to purchase 100,000 shares of common stock at an exercise price of $2.10 per share and options to purchase 50,000 shares of common stock at an exercise price of $2.15 per share.

(8)   Includes options to purchase 50,000 shares of common stock at an exercise price of $1.15 per share, options to purchase 50,000 shares of common stock at an exercise price of $1.05 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.10 per share, options to purchase 75,000 shares of common stock at an exercise price of $0.70 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.05 per share, options to purchase 75,000 shares of common stock at an exercise price of $1.20 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.40 per share, options to purchase 50,000 shares of common stock at an exercise price of $3.13 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.13 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.10 per share and options to purchase 50,000 shares of common stock at an exercise price of $2.15.

(9)   Includes shares underlying options to purchase 38,767 shares of common stock at an exercise price of $2.10 per share and options to purchase 50,000 shares of common stock at an exercise price of $2.15.

(10)   Includes shares underlying options to purchase 1,901,782 shares of common stock.

Equity Compensation Plan Information

In December 2007, we established the 2007 Equity Compensation Plan (the "2007 Plan") and in November 2017 we established the 2017 Omnibus Incentive Plan (the "2017 Plan"), collectively (the "Plans"). The Plans were approved by our board of directors and stockholders. The purpose of the Plans is to grant stock and options to purchase our common stock, and other incentive awards, to our employees, directors and key consultants. On November 10, 2016, the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2007 Plan increased from 5,000,000 to 7,000,000. On November 21, 2017, the Company's stockholders approved the adoption of the 2017 Plan (previously adopted by our board of directors on September 14, 2017), which authorized a maximum of 1,874,513 shares of common stock that may be issued pursuant to awards granted under the 2017 Plan. On November 17, 2020, the Company's stockholders approved an increase in the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2017 Omnibus Incentive Plan from 2,374,513 to 3,374,513. On November 17, 2021, the Company's stockholders approved an increase in the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2017 Omnibus Incentive Plan from 3,374,513 to 6,874,513. Upon adoption of the 2017 Plan, we ceased granting incentive awards under the 2007 Plan and commenced granting incentive awards under the 2017 Plan. The shares of our common stock underlying cancelled and forfeited awards issued under the 2017 Plan may again become available for grant under the 2017 Plan. Cancelled and forfeited awards issued under the 2007 Plan that were cancelled or forfeited prior to November 21, 2017 became available for grant under the 2007 Plan. As of June 30, 2023, there were 1,495,927 shares available for grant under the 2017 Plan, and no shares were available for grant under the 2007 Plan. All incentive stock award grants prior to the adoption of the 2017 Plan on November 21, 2017 were made under the 2007 Plan, and all incentive stock award grants after the adoption of the 2017 Plan on November 21, 2017 were made under the 2017 Plan. The following table provides information as of June 30, 2023 with respect to the Plans, which are the only compensation plans under which our equity securities are, or have been, authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders (2007 Equity Compensation Plan, and 2017 Omnibus Incentive Plan)	2,909,574	$ 1.87	1,495,927
Equity compensation plans not approved by stockholders	—	—	—
Total	2,909,574		1,495,927

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other than the transactions described herein, since July 1, 2021, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and in which any director, executive officer, shareholder who beneficially owns more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Director Independence

Our board of directors currently consists of five members: Mr. Derycz (Executive Chairman), Gen. McPeak, Mr. Olivier, Mr. Regazzi and Ms. Cooperman. Our board of directors has determined that Ms. Cooperman, Gen. McPeak and Mr. Regazzi are independent directors as that term is defined in the applicable rules for companies traded on Nasdaq. Ms. Cooperman, Gen. McPeak and Mr. Regazzi are each members of the Audit Committee, Compensation Committee and Nominating and Governance Committee of our board of directors, and each of them meets Nasdaq's independence standards for members of such committees.

Item 14. Principal Accounting Fees and Services

Summary of Principal Accounting Fees for Professional Services Rendered

Our independent registered public accounting firm is Weinberg & Company, P.A. 1925 Century Park E., Suite 1120, Los Angeles, CA 90067. PCAOB Auditor ID: 572. The following table presents the aggregate fees for professional audit services and other services rendered in the fiscal years ended June 30, 2023 and 2022.

	Year Ended June 30, 2023	Year Ended June 30, 2022
Audit Fees	$ 130,407	$ 132,865
Audit-Related Fees	—	—
Tax Fees	37,800	30,146
All Other Fees	—	—
Total	$ 168,207	$ 163,011

Audit Fees consist of amounts billed for professional services rendered for the audit of our annual consolidated financial statements included in our Annual Reports on Form 10-K, and reviews of our interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, including amendments thereto.

Audit-Related Fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of our consolidated financial statements but are not reported under "Audit Fees."

Tax Fees consist of fees for professional services for tax compliance activities, including the preparation of federal and state tax returns and related compliance matters.

All Other Fees consists of amounts billed for services other than those noted above.

The audit committee of our board of directors has considered whether the provision of the services described above for the fiscal years ended June 30, 2023 and 2022, is compatible with maintaining the auditor's independence.

All audit and non-audit services that may be provided by our principal accountant to us shall require pre-approval by the audit committee of our board of directors. Further, our auditor shall not provide those services to us specifically prohibited by the SEC, including bookkeeping or other services related to the accounting records or financial statements of the audit client; financial information systems design and implementation; appraisal or valuation services, fairness opinion, or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions; human resources; broker-dealer, investment adviser, or investment banking services; legal services and expert services unrelated to the audit; and any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

PART IV

Item 15. Exhibits and Financial Statement Schedules

        (a)(1) Financial Statements.

        The financial statements of Research Solutions, Inc. and its subsidiaries and the independent registered public accounting firm's report dated September 15, 2023, are incorporated by reference to Item 8 of this report.

        (a)(2) and (c) Financial Statement Schedules

        Not required.

        (a)(3) and (b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2	Share Exchange Agreement between Research Solutions, Inc. and Reprints Desk Inc. dated November 13, 2006. (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form SB-2 filed on December 28, 2007.)
3.1.1	Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2 filed on December 28, 2007.)
3.1.2	Articles of Merger Effective March 4, 2013. (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 6, 2013.)
3.2	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 17, 2012.)
4	Description of the registrant's common stock. (Incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)
10.1	Form of Common Stock Purchase Warrant dated November 5, 2010. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 12, 2010.)++
10.2	Form of Common Stock Purchase Warrant dated December 19, 2011. (Incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed on July 22, 2016)++
10.3	Executive Employment Agreement dated July 1, 2013, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on September 30, 2013.)++
10.4	Amendment to Executive Employment Agreement dated June 30, 2015, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed on September 8, 2015.)++
10.5	Securities Purchase Agreement dated June 23, 2016, among Research Solutions, Inc. and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 28, 2016.)
10.6	Registration Rights Agreement dated June 24, 2016, among Research Solutions, Inc. and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 28, 2016.)
10.7	Form of Common Stock Purchase Warrant dated June 24, 2016. (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 28, 2016.)
10.8	Amendment to Executive Employment Agreement dated June 30, 2017, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed September 18, 2017.)++

Exhibit Number	Description
10.9	Amended and Restated Loan and Security Agreement dated October 31, 2017, between Silicon Valley Bank, Research Solutions, Inc. and Reprints Desk, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 10-Q filed February 14, 2018.)
10.10	Amendment to Executive Employment Agreement dated June 30, 2019, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed August 7, 2019.)++
10.11	First Amendment to Amended and Restated Loan and Security Agreement, effective December 31, 2019, among Silicon Valley Bank, Research Solutions, Inc. and Reprints Desk, Inc. (Incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10 K filed September 24, 2020.)
10.12	Second Amendment to Amended and Restated Loan and Security Agreement, dated February 14, 2020, among Silicon Valley Bank, Research Solutions, Inc. and Reprints Desk, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 14, 2020.)
10.13	Amendment to Executive Employment Agreement dated June 30, 2020, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed September 2, 2020.)++
10.14	Consulting Agreement dated July 1, 2020, between Reprints Desk, Inc. and Michiel van der Heijden BV. (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K filed September 24, 2020.)++
10.15	Amended and Restated Executive Employment Agreement dated March 29, 2021, among Research Solutions, Inc., Reprints Desk, Inc. and Peter Derycz. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 13, 2021.)++
10.16	Executive Employment Agreement dated March 29, 2021, among Research Solutions, Inc., Reprints Desk, Inc. and Roy W. Olivier. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed May 13, 2021.)++
10.17	Amendment to Executive Employment Agreement dated June 30, 2021, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)++
10.18	Amendment to Executive Employment Agreement dated June 30, 2022, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg. (Incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)++
10.19	Amended and Restated Executive Employment Agreement dated October 4, 2021, among Research Solutions, Inc., Reprints Desk, Inc. and Roy W. Olivier. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 12, 2021.)++
10.20	Employment Agreement dated October 4, 2021, between Research Solutions, Inc. and William A. Nurthen. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed November 12, 2021.)++
10.21	Executive Employment Agreement dated November 1, 2012, between Research Solutions, Inc., Reprints Desk, Inc. and Shane Hunt. (Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)++
10.22	Amendment to Executive Employment Agreement dated June 30, 2021, between Research Solutions, Inc., Reprints Desk, Inc. and Shane Hunt. (Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)++
10.23	Amendment to Executive Employment Agreement dated June 30, 2022, between Research Solutions, Inc., Reprints Desk, Inc. and Shane Hunt. (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10 K filed on September 23, 2022.)++
10.24	Third Amendment to Amended and Restated Loan and Security Agreement dated February 15, 2022 among Silicon Valley Bank, Research Solutions, Inc. and Reprints Desk, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 13, 2022.)
10.25	Fourth Amendment to Amended and Restated Loan and Security Agreement dated February 28, 2022 among Silicon Valley Bank, Research Solutions, Inc. and Reprints Desk, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed May 13, 2022.)
10.26	Asset Purchase Agreement dated September 28, 2022, between Reprints Desk, Inc. and FIZ Karlsruhe – Leibniz-Institut für Informationsinfrastruktur GmbH.

Exhibit Number	Description
10.27	Agreement and Plan of Merger by and among Reprints Desk, Inc., Research Solutions Acquisition Corp 1, Research Solutions, Inc., as Parent Guarantor, Resolute Innovation, Inc. and Shareholder Representative Services LLC dated July 28, 2023. (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed July 31, 2023.)##
10.28	Amendment to Executive Employment Agreement effective June 30, 2023, between Research Solutions, Inc., Reprints Desk, Inc. and Scott Ahlberg.++
21	List of Subsidiaries.
23	Consent of Independent Registered Pubic Accounting Firm.
24	Power of Attorney. (Incorporated by reference to the signature page hereto.)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer *
32.2	Section 1350 Certification of Chief Financial Officer *
99.1	2007 Equity Compensation Plan. (Incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form SB-2 filed on December 28, 2007.)++
99.2	Amendment No. 1 to 2007 Equity Compensation Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on October 29, 2012.)++
99.3	Amendment No. 2 to 2007 Equity Compensation Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on October 13, 2014.)++
99.4	Amendment No. 3 to 2007 Equity Compensation Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on September 26, 2016.)++
99.5	2017 Omnibus Incentive Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on September 26, 2017.)++
99.6	Amendment No. 1 to 2017 Omnibus Incentive Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on September 21, 2019.)++
99.7	Amendment No. 2 to 2017 Omnibus Incentive Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed on September 25, 2020).++
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Furnished herewith
++   Indicates management contract or compensatory plan.
The Registrant has omitted schedules and exhibits pursuant to Item 6.01(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH SOLUTIONS, INC.

By:/s/ Roy W. Olivier

Date: September 15, 2023

Roy W. Olivier
Chief Executive Officer and President
(Principal Executive Officer)

By:/s/ William Nurthen

Date: September 15, 2023

William Nurthen
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy W. Olivier and William Nurthen, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Roy W. Olivier Roy W. Olivier	Chief Executive Officer (Principal Executive Officer), President and Director	September 15, 2023
/s/ William Nurthen William Nurthen	Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	September 15, 2023
/s/ Peter Victor Derycz Peter Victor Derycz	Executive Chairman	September 15, 2023
/s/ Merrill McPeak Merrill McPeak	Director	September 15, 2023
/s/ John Regazzi John Regazzi	Director	September 15, 2023
/s/ Barbara J. Cooperman Barbara J. Cooperman	Director	September 15, 2023